UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated Financial Statement of the Prudential Conglomerate

2021

bradesco

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Consolidated Financial Statements of the Prudential Conglomerate

Statement of Financial Position

	R$ thousand
	Note	On December 31, 2021	On December 31, 2020
Assets
Cash and due from banks	5	20,593,343	22,978,342
Financial instruments		1,243,711,797	1,182,097,164
- Interbank investments	6	83,066,573	190,604,202
- Compulsory deposits with the Brazilian Central Bank	7	87,317,302	83,757,533
- Securities	8	392,110,241	328,704,315
- Derivative financial instruments	9	21,231,782	23,905,679
- Loans	10	509,982,031	445,665,923
- Other financial instruments	11	150,003,868	109,459,512
Leases	11	3,283,590	2,646,438
Expected credit loss associated with credit risk		(45,106,359)	(45,199,423)
- Loans		(42,228,878)	(42,233,636)
- Leases		(57,535)	(70,468)
- Other receivables		(2,819,946)	(2,895,319)
Deferred income tax assets	36	81,165,209	82,102,508
Investments in associates and jointly controlled entities	12	48,659,570	54,216,070
Premises and equipment, net	13	10,777,707	11,297,277
Intangible assets	14	31,163,771	30,725,354
Accumulated depreciation and amortization		(29,087,633)	(27,189,565)
- Premises and equipment	13	(6,253,893)	(6,444,355)
- Intangible assets	14	(22,833,740)	(20,745,210)
Other assets	15	37,360,489	32,246,419
Accumulated impairment of non-financial assets		(3,723,529)	(3,385,680)
Total assets		1,398,797,955	1,342,534,904

The accompanying Notes are an integral part of these Financial Statements.

3

Consolidated Financial Statements of the Prudential Conglomerate

Statement of Financial Position

	Note	R$ thousand
		On December 31, 2021	On December 31, 2020
Liabilities
Deposits and other financial liabilities		1,194,190,457	1,138,080,543
- Deposits from banks	16	301,962,579	297,754,653
- Deposits from customers	17	573,321,954	548,238,035
- Securities issued	18	175,473,880	153,764,739
- Subordinated debts	19	54,459,518	53,255,401
- Derivative financial instruments	9	13,475,606	17,816,827
- Other financial liabilities	20	75,496,920	67,250,888
Provisions	21	30,320,831	30,265,510
- Other reserves		30,320,831	30,265,510
Deferred income tax liabilities	36	5,071,370	4,144,164
Other liabilities	23	22,083,612	26,337,090
Total liabilities		1,251,666,270	1,198,827,307
Shareholders’ equity	24
Capital		83,100,000	79,100,000
Treasury shares		(666,702)	(440,514)
Capital reserves		11,441	11,441
Profit reserves		67,670,900	59,405,815
Other comprehensive income		(2,994,628)	5,625,898
Equity attributable to shareholders of the parent		147,121,011	143,702,640
Non-controlling interest	25	10,674	4,957
Total equity		147,131,685	143,707,597
Total equity and liabilities		1,398,797,955	1,342,534,904

The accompanying Notes are an integral part of these Financial Statements.

4

Consolidated Financial Statements of the Prudential Conglomerate

Income Statement

	Note	R$ thousand
		6 month period ended December 31	Year ended on December 31
		2021	2021	2020
Revenue from financial intermediation		63,421,075	111,027,074	86,079,893
- Loans		42,115,107	77,978,947	72,960,759
- Leases		149,777	249,743	155,864
- Net gain or (loss) with securities and interbank investments		17,285,539	29,443,366	27,494,593
- Net gain or (loss) from derivative financial instruments		(959,950)	(430,144)	(20,316,565)
- Foreign exchange income	10	3,587,430	3,099,685	4,706,808
- Reserve requirement	7	2,167,506	3,105,504	2,023,469
- Sale or transfer of financial assets		(924,334)	(2,420,027)	(945,035)
Expenses from financial intermediation		(37,178,158)	(49,462,466)	(58,205,791)
- Retail and professional market funding	19	(28,195,540)	(41,076,501)	(26,719,911)
- Borrowing and on-lending	16	(8,982,618)	(8,385,965)	(31,485,880)
Net revenue from financial intermediation		26,242,917	61,564,608	27,874,102
Expected Credit Loss Associated with Credit Risk expense		(7,994,924)	(15,453,199)	(25,228,742)
- Loans		(7,598,237)	(14,874,697)	(24,729,502)
- Leases		2,845	10,862	83,986
- Other receivables		(399,532)	(589,364)	(583,226)
Gross income from financial intermediation		18,247,993	46,111,409	2,645,360
Net other operating income (expenses)		(8,196,724)	(19,024,546)	(1,005,640)
- Fee and commission income	25	10,186,940	19,554,456	17,932,085
- Income from banking fees	25	4,030,184	7,996,001	8,220,582
- Personnel expenses	26	(9,652,060)	(18,408,891)	(17,370,425)
- Other administrative expenses	27	(10,700,667)	(21,152,954)	(21,265,502)
- Tax expenses	28	(2,720,314)	(5,720,837)	(4,896,563)
Result of Investments in Subsidiaries/Associates and Jointly Controlled Companies	11	6,548,183	8,218,749	28,331,346
- Other operating income	29	3,458,449	6,556,935	4,851,477
- Other operating expenses	30	(8,086,735)	(14,013,601)	(14,626,865)
- Provision (expenses)/reversals		(1,260,704)	(2,054,404)	(2,181,775)
- Labor		(363,718)	(790,089)	(577,487)
- Tax		116,553	426,446	(1,279)
- Civil		(968,301)	(1,540,641)	(1,137,717)
- Others		(45,238)	(150,120)	(465,292)
Operating profit/(loss)		10,051,269	27,086,863	1,639,720
Non-operating income/(expense)	31	(185,746)	(278,623)	(268,997)
Income before income taxes and non-controlling interests		9,865,523	26,808,240	1,370,723
Income taxes	35	(36,607)	(4,840,105)	15,193,222
Non-controlling interests in subsidiaries		(10,290)	(22,447)	(17,368)
Net income		9,818,626	21,945,688	16,546,577

Net income attributable to shareholders:
Shareholders of the parent		9,818,626	21,945,688	16,546,577
Non-controlling interest		10,290	22,447	17,368

Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):
- Earnings per common share		0.96	2.15	1.62
- Earnings per preferred share		1.06	2.37	2.78

The accompanying Notes are an integral part of these Financial Statements.

5

Consolidated Financial Statements of the Prudential Conglomerate

Income Statement of Comprehensive Income

	R$ thousand
	2nd semester	Accrued on December 31
	2021	2021	2020
Net income for the period	9,818,626	21,945,688	16,546,577
Non-controlling interest	10,290	22,447	17,368
Net income for the period attributable to shareholders of the parent	9,828,916	21,968,135	16,563,945

Items that may be subsequently reclassified to the income statement	(5,571,289)	(8,694,356)	(994,916)

Securities available for sale	(4,885,446)	(8,275,592)	(942,992)
- Own	(492,470)	(917,699)	(1,629,817)
- Associates and jointly controlled entities	(4,392,976)	(7,357,893)	686,825

Cash flow hedge	(668,974)	(276,427)	(184,591)
Hedge of investment abroad	(215,445)	(123,230)	(103,196)

Exchange differences on translations of foreign operations	198,576	(19,107)	235,863

Items that cannot be reclassified to income	73,834	73,830	(24,271)

Actuarial valuation	73,834	73,830	(24,271)

Total other comprehensive income	(5,497,455)	(8,620,526)	(1,019,187)
Comprehensive income for the period	4,4331,461	13,347,609	15,544,758

Attributable to shareholders:
Controlling shareholders	4,321,171	13,325,162	15,527,390
Non-controlling shareholders	10,290	22,447	17,368

The accompanying Notes are an integral part of these Financial Statements.

6

Consolidated Financial Statements of the Prudential Conglomerate

Statements of changes in shareholders’ equity

	R$ thousand
	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory
Balance on December 31, 2019	75,100,000	11,441	9,623,394	42,783,815	6,645,085	(440,514)	-	133,723,221
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Asset valuation adjustments (1)	-	-	-	-	(1,019,187)	-	-	(1,019,187)
Net income	-	-	-	-	-	-	16,546,577	16,546,577
Allocations:
- Reserves	-	-	827,328	10,171,278	-	-	(10,998,606)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	(5,547,971)	(5,547,971)
Balance on December 31, 2020	79,100,000	11,441	10,450,722	48,955,093	5,625,898	(440,514)	-	143,702,640

Balance on December 31, 2020	79,100,000	11,441	10,450,722	48,955,093	5,625,898	(440,514)	-	143,702,640
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Cancellation of treasury shares	-	-	-	(440,514)	-	440,514	-	-
Acquisition of treasury shares	-	-	-	-	-	(666,702)	-	(666,702)
Asset valuation adjustments (1)	-	-	-	-	(8,620,526)	-	-	(8,620,526)
Net income	-	-	-	-	-	-	21,945,688	21,945,688
Allocations:
- Reserves	-	-	1,097,285	11,608,314	-	-	(12,705,599)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	(7,240,089)	(7,240,089)
- Dividends paid	-	-	-	-	-	-	(2,000,000)	(2,000,000)
Balance on December 31, 2021	83,100,000	11,441	11,548,007	56,122,893	(2,994,628)	(666,702)	-	147,121,011

Balance on June 30, 2021	83,100,000	11,441	11,057,075	50,043,263	2,502,827	(226,449)	-	146,488,157
Acquisition of treasury shares	-	-	-	-	-	(440,253)	-	(440,253)
Asset valuation adjustments (1)	-	-	-	-	(5,497,455)	-	-	(5,497,455)
Net income	-	-	-	-	-	-	9,818,626	9,818,626
Allocations:
- Reserves	-	-	490,932	6,079,630	-	-	(6,570,562)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	(1,248,064)	(1,248,064)
- Dividends paid	-	-	-	-	-	-	(2,000,000)	(2,000,000)
Balance on December 31, 2021	83,100,000	11,441	11,548,007	56,122,893	(2,994,628)	(666,702)	-	147,121,011
(1) Includes the effects of exchange rate variation referring to the conversion of investments abroad. The accompanying Notes are an integral part of these Financial Statements.

7

Consolidated Financial Statements of the Prudential Conglomerate

Statements of Added Value

Description	R$ thousand
	6 month period ended December 31		Year ended on December 31
	2021	%	2021	%	2020	%
1 – Revenue	63,568,539	271.6	113,334,639	212.6	74,777,658	287.2
1.1) Financial intermediation	63,421,074	270.9	111,027,073	208.3	86,079,893	330.6
1.2) Fees and commissions	14,217,124	60.7	27,550,457	51.7	26,152,667	100.5
1.3) Expected Credit Loss Associated with Credit Risk expense	(7,994,924)	(34.2)	(15,453,199)	(29.0)	(25,228,742)	(96.9)
1.4) Other	(6,074,735)	(26.0)	(9,789,692)	(18.4)	(12,226,160)	(47.0)
2 – Financial intermediation expenses	(37,178,158)	(158.8)	(49,462,466)	(92.8)	(58,205,791)	(223.6)
3 – Inputs acquired from third parties	(7,470,117)	(31.9)	(14,067,149)	(26.4)	(13,969,807)	(53.7)
Outsourced services	(2,325,325)	(9.9)	(4,351,655)	(8.2)	(4,233,050)	(16.3)
Data processing	(1,314,515)	(5.6)	(2,519,738)	(4.7)	(2,397,834)	(9.2)
Communication	(569,740)	(2.4)	(1,184,345)	(2.2)	(1,257,484)	(4.8)
Asset maintenance	(622,254)	(2.7)	(1,229,138)	(2.3)	(1,235,899)	(4.7)
Financial system services	(511,402)	(2.2)	(1,023,490)	(1.9)	(1,040,912)	(4.0)
Advertising and marketing	(706,752)	(3.0)	(1,044,297)	(2.0)	(896,502)	(3.4)
Security and surveillance	(282,938)	(1.2)	(581,656)	(1.1)	(698,206)	(2.7)
Transport	(351,776)	(1.5)	(662,312)	(1.2)	(643,169)	(2.5)
Material, water, electricity and gas	(228,487)	(1.0)	(451,087)	(0.8)	(496,881)	(1.9)
Travel	(16,739)	(0.1)	(28,512)	(0.1)	(58,166)	(0.2)
Other	(540,189)	(2.3)	(990,919)	(1.9)	(1,011,704)	(3.9)
4 – Gross added value (1-2-3)	18,920,264	80.8	49,805,024	93.4	2,602,060	10.0
5 – Depreciation and amortization	(2,061,464)	(8.8)	(4,719,032)	(8.9)	(4,899,306)	(18.8)
6 – Net added value produced by the entity (4-5)	16,858,800	72.0	45,085,992	84.6	(2,297,246)	(8.8)
7 – Added value received through transfer	6,548,183	28.0	8,218,749	15.4	28,331,346	108.8
Share of profit (loss) of associates and jointly controlled companies	6,548,183	28.0	8,218,749	15.4	28,331,346	108.8
8 – Added value to distribute (6+7)	23,406,983	100.0	53,304,741	100.0	26,034,100	100.0
9 – Added value distributed	23,406,983	100.0	53,304,741	100.0	26,034,100	100.0
9.1) Personnel	8,477,008	36.2	16,169,813	30.3	15,194,013	58.4
Salaries	5,043,862	21.5	9,523,205	17.9	8,589,246	33.0
Benefits	2,109,395	9.0	4,128,133	7.7	4,179,896	16.1
Government Severance Indemnity Fund for Employees (FGTS)	428,042	1.8	794,863	1.5	920,077	3.5
Other	895,709	3.8	1,723,612	3.2	1,504,794	5.8
9.2) Tax, fees and contributions	3,931,973	16.8	12,800,020	24.0	(8,120,247)	(31.2)
Federal	3,239,339	13.8	11,470,174	21.5	(9,334,859)	(35.9)
State	8,322	-	14,201	-	7,183	-
Municipal	684,312	2.9	1,315,645	2.5	1,207,429	4.6
9.3) Remuneration for providers of capital	1,169,086	5.0	2,366,773	4.4	2,396,389	9.2
Rental	892,029	3.8	1,748,365	3.3	1,717,723	6.6
Asset leases	277,057	1.2	618,408	1.2	678,666	2.6
9.4) Added Value distributed to shareholders	9,828,916	42.0	21,968,135	41.2	16,563,945	63.6
Interest on Shareholders’ Equity/Dividends paid and/or provisioned	3,248,064	13.9	9,240,089	17.3	5,547,971	21.3
Retained earnings	6,570,562	28.1	12,705,599	23.8	10,998,606	42.2
Non-controlling interests in retained earnings	10,290	-	22,447	-	17,368	0.1

The accompanying Notes are an integral part of these Financial Statements.

8

Consolidated Financial Statements of the Prudential Conglomerate

Statements of Cash Flow

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Cash flow from operating activities:
Income/(Loss) before income taxes and non-controlling interests	9,865,523	26,808,240	1,370,723
Adjustments for:	1,126,217	7,265,810	(4,510,872)
- Effect of changes in exchange rates on cash and cash equivalents	(408,877)	(179,473)	(2,311,598)
- Expected credit loss associated with credit risk	7,994,924	15,453,199	25,228,742
– Depreciation and amortization	2,061,464	4,719,032	4,899,306
- Impairment losses on non-financial assets	4,607	237,272	2,830,980
- CConstitution/reversion and inflation indexation of Civil, Labor and Tax Provisions	1,863,982	3,157,260	3,218,117
- Share of profit (loss) of associates and jointly controlled entities	(6,548,183)	(8,218,749)	(28,331,346)
- (Gain)/loss on sale of investments	-	-	(29,829)
- (Gain)/loss on sale of fixed assets	14,156	42,364	113,836
- (Gain)/loss on sale of non-financial assets held for sale	27,902	(32,916)	139,762
- Foreign exchange variation of assets and liabilities overseas/Other	(3,883,758)	(7,912,179)	(10,268,842)
(Increase)/Decrease in interbank investments	6,087,532	(9,336,309)	(8,099,004)
(Increase)/Decrease in compulsory deposits with the Brazilian Central Bank	(1,939,806)	(3,559,768)	6,864,805
(Increase)/Decrease in trading securities and derivative financial instruments	(5,389,663)	(14,721,851)	(20,561,897)
(Increase)/Decrease in loans and leases	(52,012,310)	(80,565,478)	(77,146,404)
(Increase)/Decrease in Deferred income tax assets	(481,084)	(1,656,963)	61,574
(Increase)/Decrease in other assets	(5,033,352)	(5,300,237)	459,806
(Increase)/Decrease in Other financial liabilities	(10,960,058)	(37,719,483)	22,075,486
Increase/(Decrease) in Deposits and other financial instruments	6,546,258	37,537,876	211,915,048
Increase/(Decrease) in Deferred income tax liabilities	156,351	(1,318,637)	(2,382,021)
Increase/(Decrease) in Provisions	(565,139)	(3,101,939)	(4,331,059)
Increase/(decrease) in other liabilities	(7,169,165)	2,075,037	24,729,756
Income tax and social contribution paid	(1,101,494)	(3,700,318)	(1,419,895)
Net cash provided by/(used in) operating activities	(60,870,189)	(87,294,021)	149,026,046
Cash flow from investing activities:
Disposal of subsidiaries, net of cash and cash equivalents, received	-	-	80,300
Maturity of and interest on held-to-maturity securities	11,960,292	14,122,055	44,857,282
Sale of/maturity of and interest on available-for-sale securities	81,342,273	145,381,703	68,681,112
Proceeds from sale of non-financial assets held for sale	254,648	556,755	531,208
Sale of investments	-	-	1,956
Sale of property and equipment	332,456	465,262	748,382
Acquisition of subsidiaries, net of cash and cash equivalents received	-	-	(3,163,441)
Purchases of available-for-sale securities	(85,207,276)	(189,271,449)	(73,157,005)
Purchases of held-to-maturity securities	(1,792,039)	(1,792,039)	(18,491,475)
Investment acquisitions	-	-	(411,424)
Purchase of premises and equipment	(673,795)	(1,197,590)	(1,369,479)
Intangible asset acquisitions	(350,087)	(1,556,465)	(1,728,788)
Dividends and interest on shareholders’ equity received	867,970	876,108	2,143,963
Net cash provided by/(used in) investing activities	6,734,442	(32,415,660)	18,722,591
Cash flow from financing activities:
Securities issued	64,936,361	105,992,968	69,043,229
Settlement and interest payments of securities issued	(39,963,436)	(93,088,541)	(107,408,485)
Funds from subordinated debt issued	6,382,800	9,130,200	688,186
Settlement and interest payments of subordinated debts	(2,214,339)	(11,165,628)	(2,374,538)
Interest on Shareholders’ Equity/Dividends Paid	(5,977,482)	(9,914,298)	(1,432,130)
Non-controlling interest	(18,291)	(16,730)	(22,042)
Acquisition of treasury shares	(440,253)	(666,702)	-
Net cash provided by/(used in) financing activities	22,705,360	271,269	(41,505,780)
Net increase/(decrease) in cash and cash equivalents	(31,430,387)	(119,438,411)	126,242,857
Cash and cash equivalents - at the beginning of the period	101,716,842	189,954,270	61,399,815
Effect of changes in exchange rates in cash and cash equivalents	408,877	179,473	2,311,598
Cash and cash equivalents - at the end of the period	70,695,332	70,695,332	189,954,270
Net increase/(decrease) in cash and cash equivalents	(31,430,387)	(119,438,411)	126,242,857

The accompanying Notes are an integral part of these Financial Statements.

9

Consolidated Financial Statements of the Prudential Conglomerate

Index of Notes

Notes to Financial Statements of the Prudential Conglomerate are as follows:

10

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

1)     OPERATIONS

Banco Bradesco S.A. (Bradesco), Institution leading conglomerate Prudential, is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s / n, in the city of Osasco, State of São Paulo, Brazil, that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)     PRESENTATION OF THE FINANCIAL STATEMENTS

The Financial Statements of the Prudential Conglomerate were prepared to comply with the requirements of Resolution No. 4,280/13 of the National Monetary Council (CMN) and additional rules of the Brazilian Central Bank (Bacen). Thus, specific requirements were applied when consolidating the financial statements of Bradesco, its foreign branches, subsidiaries and investment funds. These requirements are not necessarily the same as those established by corporate law.

These consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen), pursuant to CMN Resolution No. 4,720/19 and Bacen Resolution No. 2/20. The main objective of this standard is to bring similarity with the presentation guidelines of the financial statements in accordance with the international accounting standards, International Financial Reporting Standards (IFRS). The main changes implemented were: statement of financial position accounts are presented in order of liquidity and enforceability; statement of financial position balances for the period and the other statements are presented in comparison with the end of the previous fiscal year. The changes implemented by the new standard did not impact Net Income or Shareholders’ Equity. The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting policies have been applied in a consistent manner in all period presented.

For the preparation of these consolidated financial statements, equity interests, balances of balance sheet accounts, revenues, expenses and unrealized gains were eliminated and net income and shareholders’ equity attributable to the non-controlling shareholders were accounted for in a separate line. Investments in companies in which shareholding control is shared with other shareholders are accounted for using the equity method. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the intangible assets caption (Note 14a).

The financial statements include estimates and assumptions, which are reviewed at least annually, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; and the determination of the useful life of specific assets.

Certain figures included in this report have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

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Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

Throughout the financial statements, we indicate that certain information is available on different websites managed by Bradesco. None of the information contained on the websites referred to or referenced in this report is part or is incorporated by reference in this document.

Bradesco’s financial statements of the Prudential Conglomerate were approved by the Board of Executive Officers on March 30, 2021.

Below are the significant directly and indirectly owned companies and investment funds included in the financial statements of the Prudential Conglomerate:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital

			On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brasil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Minas Gerais - Brasil	Services	100.00%	100.00%	100.00%	100.00%
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Nova Marília Administração de Bens Móveis e Imóveis Ltda.	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Serel Participações em Imóveis S.A.	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Alvorada Administradora de Cartões Ltda.	São Paulo - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Bankpar Consultoria e Serviços Ltda.	São Paulo - Brazil	Services	100.00%	100.00%	100.00%	100.00%
BITZ Serviços Financeiros S.A.	São Paulo - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.U. (1)	Buenos Aires - Argentina	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Europa S.A. (1)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1) (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	New York - Estados Unidos	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (1)	New York - Estados Unidos	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (1)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (1)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (3)	Jalisco - México	Cards	100.00%	100.00%	100.00%	100.00%
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Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital

			On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
BAC Florida Bank (4)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
BAC Flórida Investments (4)	Florida - United States	Investment bank	100.00%	100.00%	100.00%	100.00%
Other Activities - Brazil
Alvorada Cia. Securitizadora de Créditos Financeiros	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Bradesco Holding de Investimentos S.A	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
RCB Investimentos S.A.	São Paulo - Brazil	Holding	65.00%	65.00%	65.00%	65.00%
RCB Portfolios Ltda.	São Paulo - Brazil	Resource Manager	65.00%	65.00%	65.00%	65.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Itapeva Recuperação de Créditos Ltda.	São Paulo - Brazil	Credit Recoverer	65.00%	65.00%	65.00%	65.00%
Investment Funds (5)
Bradesco F.I. Referenciado DI Uniao	São Paulo - Brazil	Investment Fund	81.44%	87.70%	81.44%	87.70%
Bradesco F.I.C.F.I. Referenciado DI Galáxia	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Alpha F.I. Mult. Créd. Priv. Inv. no Exterior	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco F.I. Mult. Cred. Priv. Inv. Exterior Pioneiro	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco F.I. Mult. Cred. Priv. Inv. Exterior Andromeda	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
BRAM FI RF Referenciado DI	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Fundo de Investimento Referenciado DI GJ	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
FI RF Referenciado DI GJ BRA	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
FIP MULTIESTRATEGIA INOVABRA I - IE	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FII F.I. Referenciado Cred.Privado	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) The functional currency of these companies abroad is the Real;

(2) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(3) The functional currency of this company is the Mexican Peso;

(4) The functional currency of these companies abroad is the Dollar; and

(5) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3)     SIGNIFICANT ACCOUNTING PRACTICES

a)	Functional and presentation currencies

Financial statements of Prudential Conglomerate are are presented in Brazilian reais, which is also Bradesco’s functional currency. Real is the functional currency for Foreign branches and subsidiaries, except for Mexico which the functional currency is Mexican Pesos and BAC Florida which functional currency is US Dollar.

Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, therefore, there are the real as the functional currency and assets, liabilities and income are adjusted pursuant to the accounting politicies in Brazil and converted into reais according to the exchange rate of the local currency. The effects of convertion of foreign investiments which the functional currency is other than Real are recorded in Equity under the Asset valuation adjustments caption.

b)	Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

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Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

c)	Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d)	Financial instruments

I.	Interbank investments

Repurchase agreements are recorded at acquisition cost, plus income earned up to the balance sheet date, less a provision for devaluation, when applicable.

The composition, terms and income earned from interbank investments are presented in Note 6.

II.   Securities – Classification

•	Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•	Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•	Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8.

III.	Impairment of Financial Assets

The balances of the securities classified in the securities available for sale and securities held to maturity categories are reviewed to determine whether there is any indication of impairment loss - Impairment.

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Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

When an impairment loss is identified, we recognize an expense in income for the year. This occurs when the book value of the asset exceeds its recoverable value.

In order to calculate the recoverable amount, the estimate of loss is made by models using observable data or by judgment based on the experience of our Organization.

The composition of Impairment for Securities is presented in Note 8d.

IV.	Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the statement of income or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

•	Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•	Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income; and

•	Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to the hedge category of cash flow, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income for the period.

For derivatives classified in the hedge accounting category, there is a follow-up of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 9.

e)	Provisions for expected losses associated with credit risk for loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk) considering, among other things, the delay levels (as described in table below); and

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Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

(ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors.

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 60th day that they are past due.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated operations are maintained at least at the same rating in which they were classified on the date of renegotiation.

As permitted by Resolution No. 4,803/20 issued by CMN, as amended by Resolution No. 4,855/20, renegotiated operations from March 1 to December 31, 2020 may be maintained at the same level as they were classified on February 29, 2020, except: (a) operations with a delay of 15 days or more on February 29, 2020; and (b) transactions with evidence of the counterparty's inability to honor the obligation under the new conditions agreed.

Considering the provisions of the CMN Resolution No. 4,846/20, for loans in the scope of the Emergency Employment Support Program (PESE) the provision is being calculated only on the portion of the loan whose risk is assumed by the Organization, the amount of the provision related to each risk level is presented in Note 9c (IV).

Renegotiations already written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The provisions for expected losses associated with credit risk are calculated in an amount sufficient to cover probable losses and are in accordance with the rules and instructions of CMN and Bacen, associated with the assessments carried out by Management in determining credit risks.

The classification of the generally loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 10.

f)	Income tax and social contribution (assets and liabilities)

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Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Deferred tax assets” and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Deferred taxes”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on carried forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at the base rate of 15% of taxable income, plus an additional 10%. The social contribution on net income (CSLL) for financial, insurance and similar companies is calculated at the rate of 15% and 9% for other companies. In November 2019, Constitutional Amendment No. 103 was enacted, establishing in article 32, the increase in the CSLL rate of the "Banks" from 15% to 20%, effective as of March 2020. In March 1, 2021, Provisional Measure No. 1,034 ("MP") was published, converted into Law No. 14,183, on July 14, 2021, which raised the rate of CSLL by five percentage points, during the period from July 1, 2021 to December 31, 2021.

Provisions were recognized for income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 36.

g)    Investments

i. Acquisition of investments

The accounting entry is made at the acquisition cost, broken down into: I - book value in accordance with accounting rules applicable to financial instutitions authorized to operate by Bacen; and II - goodwill or negative goodwill on the acquisition of the investment, which is the difference between the acquisition cost and the book value of the net assets acquired.

ii. Associates, Controlled and Jointly Controlled Entities

Investments in controlled and associates companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

The amount of goodwill for associates and jointly controlled entities is presented together with the respective investment, while for controlled companies it is presented as intangible assets.

In the consolidated financial statements, the assets and liabilities of the controlled companies are consolidated at their book value.

The composition of controlled, associates and jointly controlled companies are disclosed in Note 12.

h)	Premises and equipment

Relates to the tangible assets used by the Bank in its activities.

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Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, are disclosed in Note 13.

i)	Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•	Acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable;

•	Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits; and

•	Goodwill on acquisition of investments: constituted by the difference between the acquisition cost and the book value of the shares is amortized over the estimated time in which the asset should contribute, directly or indirectly, to the future cash flow.

Intangible assets and the movement in these balances by class are presented in Note 14.

j)	Other assets

Other assets include taxes to be offset relating to income tax and social contribution credits from previous years and prepayments made but not yet utilized in the current period.

Also classified in this group are prepaid expenses that represent the application of funds in advance payments, whose rights to benefits or provision of services will occur in future periods, being recorded in the income statement on an accrual basis are classified as other assets.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Income Statement according to the terms and the amount of expected benefits and directly recognized in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In addition, presented as other assets, there are non-financial assets held for sale, which are goods received in full or partial settlement of distressed loans not intended for own use and own assets for use that will be settled by their sale, which are available for immediate sale and whose disposal is highly probable within the period of one year. The goods received are registered by the lower value between: the fair value of the good, net of sales expenses and the gross book value of the related distressed loan. The own goods are recorded at the lower value between: the fair value of the good, net of sales expenses and its book value, net of provisions for impairment and of accumulated depreciation or amortization.

The composition of Other Assets is presented in Note 15.

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Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

k)   Provisions for Impairment of Assets

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate before taxes, that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization’s corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Statement of Income. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

l)	Deposits and other financial instruments

I.	Securities sold under agreements to repurchase, borrowing and on-lending, deposits from customers, securities issued and subordinated debt

They are measured at cost plus, when applicable, accrued interest recognized on a pro rata basis with the exception of securities sold under agreements to repurchase with no restricions on resale which are measured at fair value.

The composition of these accounts is shown in Notes 16, 17, 18 and 19.

II.	Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in profit or loss over the term of the transaction, according to Note 18.

m) Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25 - Provisions, contingent liabilities and contingent assets, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and in accordance with Circular Letter nº 3,429/10:

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Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

•	Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•	Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an entity has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•	Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•	Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, is presented in Note 22.

n)  Post–employment benefits

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,877/2020.

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization’s net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco’s net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the standard accounting.

20

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the result.

Details on employee benefits are presented in Note 35.

o)	Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•	Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•	Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 37 and are disclosed in accordance with the criteria established by CPC 24 - Subsequent Events, approved by CMN Resolution No. 4,818/2020.

p)  Non-recurring net income

Non-recurring income is the income that is related to the atypical activities of the institution and is not expected to occur with frequency in future years. Recurring revenue corresponds to typical activities of the institution and has the predictability of occurring frequently in future years. Recurring and non-recurring revenues are presented in note 37b.

4)    USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The Organization makes estimates and judgments that can affect the reported amount of assets and liabilities within the next fiscal year, in which the best premises are determined according to the applicable standard.

Such estimates and judgments are continually valued and based on our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and judgments that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next fiscal year, with the possibility of the effective results being different to those established previously, are disclosed below and are related to the following notes:

Accounting estimates and judgments	Note
● Fair value of financial instruments	8, 9, 34 and 37a
● Allowance for expected credit loss associated with credit risk	9
● Impairment of financial assets	8
● Impairment of intangible assets and goodwill	14
● Taxes on profits	36
● Contingent provisions	22

I.	Fair value of financial instruments
21

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets classified as trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument corresponds to the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a transaction not enforced among market participants on the date of measurement.

These financial instruments are categorized in a hierarchy which is based on the lowest level of information, and significant to the fair value measurement. For instruments classified as Level 3, Bradesco’s uses a significant amount of judgment to arrive at fair market value metrics. The decisions is based on knowledge and on the observations of relevant markets for the individual assets and liabilities and these judgments may vary based on market conditions. When applying the judgment, the Organization’s analyze a series of prices and the volumes of transactions of third parties to understand and assess the extent of the available market references and judgment required in modeling processes or with third parties. Based on these factors, Bradesco’s determined whether fair values are observable in active markets or if markets are inactive.

The imprecision of the estimate of unobservable market information can impact the gain or loss that is recorded for a given position. Furthermore, although the Organization’s believe that the assessment methods are appropriate and consistent with those of other market participants, the use of methodologies or different assumptions to determine the fair value of certain financial instruments can result in an estimate of the fair value that is different on the date of disclosure.

II.      Allowance for expected credit loss associated with credit risk

The measurement of the expected credit loss associated with credit risk requires the use of quantitative models and suppositions about the future economic conditions and credit behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the allowance for expected credit loss associated with credit risk, such as:

• Determine the criteria for the classification of credit operations;

• Select quantitative models and assumptions suitable; and

• Group together similar loan operations.

The process of determining the level of allowance for loan losses requires estimates and the use of judgment. Losses in subsequent periods may differ from initial calculations that are based on current estimates and assumptions.

III.	Impairment of financial assets

The measurement of the impairment of financial assets requires the use of complex quantitative models and suppositions about future economic conditions, credit behavior and their guarantees.

Several significant judgments are also required to apply the accounting requirements for the measurement of the impairment, such as:

• Determine the criteria to measure the value of the guarantees related to each security;

• Select quantitative models and assumptions suitable for the measurement of the impairment; and

22

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

• Establish different prospective scenarios and their assumptions.

The process of determining the impairment requires estimates and the use of judgment. Actual losses in subsequent periods may differ from initial calculations based on such estimates and assumptions.

IV.	Impairment of intangible assets and goodwill

The Organization analyzes, at least annually, whether the book value of intangible assets and goodwill (including goodwill identified in the acquisition of affiliates and jointly controlled companies) was impaired. The first step in the process is identifying the independent cash generating units (CGUs) and their allocations of goodwill. A CGU’s book value, including allocated goodwill, is then compared to its value in use to see whether there is impairment. If a cash-generating unit’s value in use is less than its book value, goodwill is impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competition and regulatory change). Calculations are based on discounted cash flows before tax at an interest rate that is adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

V.	Taxes on profits

The determination of our income tax liability (including social contribution) is a complex task that is related to analysis of our deferred tax assets and liabilities and payable income tax. In general, our assessment requires us to estimate the future amounts of current and deferred income tax. Our assessment of the possibility of realizing deferred tax is subjective and involves assessments and assumptions that are inherently uncertain. Support for our assessments and assumptions may change over time because of unanticipated events or circumstances that affect the determination of our tax liability.

Significant judgment is required, to determine whether an income tax position will be sustained upon examination, even after the outcome of any administrative or judicial proceeding based on the technical merits. Judgment is also required to determine the value of a benefit which is eligible for recognition in our consolidated financial statements.

Additionally, we monitor the interpretation of tax legislation and decisions made by tax authorities and courts, in order to adjust any previous judgment as to accrued income tax. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating income for any given period.

VI.	Contingent provisions

The provisions are regularly reviewed, and formed, whenever the loss is considered probable, taking into account the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous cases, the complexity and the pronouncements of Courts.

5)    CASH AND CASH EQUIVALENTS

	R$ thousand
	On December 31, 2021	On December 31, 2020
Cash and due from banks in domestic currency	14,786,642	17,408,794
23

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

	R$ thousand
	On December 31, 2021	On December 31, 2020
Cash and due from banks in foreign currency	5,806,488	5,568,512
Investments in gold	213	1,036
Total cash and due from banks	20,593,343	22,978,342
Interbank investments (1)	50,101,989	166,975,928
Total cash and cash equivalents	70,695,332	189,954,270
(1)	It refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

6)    INTERBANK INVESTMENTS

a)  Breakdown and maturity

	R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360 days	On December 31, 2021	On December 31, 2020
	days	days	days
Securities purchased under agreements to resell:
Own portfolio position	7,643,845	938,110	-	-	8,581,955	29,009,834
● Financial treasury bills	187,834	361,945	-	-	549,779	2,354,661
● National treasury notes	4,490,994	420,357	-	-	4,911,351	20,337,218
● National treasury bills	1,198,068	44,301	-	-	1,242,369	5,013,122
● Other	1,766,949	111,507	-	-	1,878,456	1,304,833
Funded position	41,544,191	3,895,851	-	-	45,440,042	144,319,002
● National treasury notes	3,358,016	3,392,053	-	-	6,750,069	31,720,823
● Financial treasury bills	35,230,954		-	-	35,230,954	109,161,526
● National treasury bills	2,955,221	503,798	-	-	3,459,019	3,436,653
Unrestricted position	8,067,765	5,115,901	-	-	13,183,666	5,857,577
● National treasury bills	8,067,765	5,115,901	-	-	13,183,666	5,857,577
Subtotal	57,255,801	9,949,862	-	-	67,205,663	179,186,413
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	1,936,711	4,356,931	6,832,275	2,805,115	15,931,032	11,422,541
● Allowance for losses	(914)	(13,472)	(19,580)	(36,156)	(70,122)	(4,752)
Subtotal	1,935,797	4,343,459	6,812,695	2,768,959	15,860,910	11,417,789
Total on December 31, 2021	59,191,598	14,293,321	6,812,695	2,768,959	83,066,573
%	71.3	17.2	8.2	3.3	100.0
Total on December 31, 2020	167,037,492	15,197,711	2,915,463	5,453,536		190,604,202
%	87.6	8.0	1.5	2.9		100.0

b)  Income from interbank investments

Classified in the statement of income as income from operations with securities.

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Income from investments in purchase and sale commitments:
• Own portfolio position	710,699	1,117,636	809,953
• Funded position	2,117,780	3,609,231	3,091,113
• Unrestricted position	2,220,863	3,680,453	2,329,099
Subtotal	5,049,342	8,407,320	6,230,165
24

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Income from interest-earning deposits in other banks	407,611	583,151	400,508
Income from interest-earning deposits in BACEN	3,565	3,565
Total (Note 9f III)	5,460,518	8,994,036	6,630,673

7)     COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a)	Reserve requirement

	R$ thousand
	Remuneration	On December 31, 2021	On December 31, 2020
Compulsory deposit – demand deposits	not remunerated	12,598,918	9,857,922
Compulsory deposit – savings deposits	savings index	19,112,960	19,524,472
Compulsory deposit – time deposits	Selic rate	55,605,424	54,375,139
Total		87,317,302	83,757,533

For more information on compulsory deposits see Note 37 g.

b)	Revenue from reserve requirement

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Reserve requirement – Bacen (Compulsory deposit)	2,165,249	3,101,796	2,017,755
Reserve requirement – SFH (1)	2,257	3,708	5,714
Total	2,167,506	3,105,504	2,023,469
(1)	Deposits requirement to SFH (Housing Finance System) are recorded under the caption “Other assets”.

8)     SECURITIES

Information on securities as follows:

a)  Summary of the consolidated classification of securities by operating segment and issuer

	R$ thousand
	On December 31, 2021%		On December 31, 2020%
Trading securities	109,215,563	27.9	54,486,599	16.6
- Government securities	101,209,136	25.8	47,338,471	14.4
- Corporate securities	8,006,427	2.1	7,148,128	2.2
Available-for-sale securities (2)	225,955,035	57.6	208,948,127	63.5
- Government securities	117,739,484	30.0	112,145,304	34.1
- Corporate securities	108,215,551	27.6	96,802,823	29.4
Held-to-maturity securities (2)	56,939,643	14.5	65,269,589	19.9
- Government securities	50,910,426	13.0	58,367,248	17.8
- Corporate securities	6,029,217	1.5	6,902,341	2.1
Total	392,110,241	100.0	328,704,315	100.0

- Government securities	269,859,046	68.8	217,851,023	66.3
- Corporate securities	122,251,195	31.2	110,853,292	33.7
Total	392,110,241	100.0	328,704,315	100.0
25

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements
b)	Consolidated classification by category, maturity and operating segment

I)	Trading securities
Securities	R$ thousand
	On December 31, 2021							On December 31, 2020
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment

Financial treasury bills	-	4,013,625	1,742,530	13,707,305	19,463,460	19,463,058	402	14,038,511	(29,041)
National treasury notes	-	-	439,633	21,404,698	21,844,331	21,880,519	(36,188)	22,817,806	243,032
Financial bills	-	112,743	535	203,628	316,906	316,322	584	242,525	(49,562)
Debentures	-	304	354	1,019,408	1,020,066	1,112,744	(92,678)	834,070	(203,948)
National treasury bills	3,261,261	3,469,367	17,069,778	35,177,434	58,977,840	58,902,998	74,842	9,182,993	16,798
Brazilian foreign debt securities	102,738	-	-	204,714	307,452	312,195	(4,743)	725,515	24,314
Other	4,384,061	897,395	168,115	1,835,937	7,285,508	7,352,885	(67,377)	6,645,179	57,115
Total	7,748,060	8,493,434	19,420,945	73,553,124	109,215,563	109,340,721	(125,158)	54,486,599	58,708

II)	Available-for-sale securities
Securities (2)	R$ thousand
	On December 31, 2021							On December 31, 2020
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment

National treasury bills	32,019,988	-	-	9,493,602	41,513,590	41,260,137	253,453	65,371,659	1,786,777
Debentures	2,586,784	3,264,351	873,675	66,601,045	73,325,855	73,398,186	(72,331)	64,259,489	(2,420,550)
National treasury notes	-	-	2,259,110	23,228,449	25,487,559	26,228,711	(741,152)	28,820,736	1,061,917
Foreign corporate securities	27,895	668,856	1,346,040	4,104,827	6,147,618	5,999,489	148,129	6,653,994	329,095
Shares	1,504,866	-	-	-	1,504,866	1,555,028	(50,162)	3,402,217	(114,379)
Foreign government bonds	1,404,127	3,901,457	1,677,152	422,139	7,404,875	7,419,583	(14,708)	6,508,219	7,185
Certificates of real estate receivables	-	503	97,468	1,504,221	1,602,192	1,543,369	58,823	1,686,696	(74,137)
Brazilian foreign debt securities	-	-	-	8,885,505	8,885,505	8,758,526	126,979	9,572,373	350,269
Financial treasury bills	-	454,083	72,067	33,896,022	34,422,172	34,293,073	129,099	1,841,854	(9,719)
Promissory notes	73,659	1,259,304	863,436	4,082,413	6,278,812	6,194,472	84,340	7,167,074	94,332
Other	2,168,222	2,285,000	1,853,119	13,075,650	19,381,991	19,677,936	(295,945)	13,663,816	(64,570)
Subtotal	39,785,541	11,833,554	9,042,067	165,293,873	225,955,035	226,328,510	(373,475)	208,948,127	946,220
Accounting Hedge (Note 9f II) (1)	-	-	-	-	-	-	(1,557,951)	-	(792,271)
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-		867,957	-	1,356,329
Total	39,785,541	11,833,554	9,042,067	165,293,873	225,955,035	226,328,510	(1,063,469)	208,948,127	1,510,278

26

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements
III)	Held-to-maturity securities
Securities (2)	R$ thousand
	On December 31, 2021							On December 31, 2020
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for

National treasury bills	14,287,292	3,667,929	6,309,194	8,962,760	33,227,175	32,349,662	(877,513)	40,189,771	1,251,064
Certificates of real estate receivables	-	456,280	-	5,412,046	5,868,326	6,163,153	294,827	6,703,402	87,221
National treasury notes	64	460	312	17,682,415	17,683,251	15,986,524	(1,696,727)	18,125,276	571,546
Other	-	-	-	160,891	160,891	161,995	1,104	251,140	5,343
Total	14,287,356	4,124,669	6,309,506	32,218,112	56,939,643	54,661,334	(2,278,309)	65,269,589	1,915,174

c)   Breakdown of the portfolios by financial statement classification

Securities	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on December 31, 2021 (3) (4)	Total on December 31, 2020 (3) (4)
Sale of own securities	37,096,653	15,919,579	19,561,254	106,847,351	179,424,837	224,993,450
Fixed income securities	33,673,061	15,919,579	19,561,254	106,847,351	176,001,245	220,481,277
● National treasury notes	64	460	439,945	3,690,488	4,130,957	51,531,617
● Financial treasury bills	-	3,527,824	1,499,535	11,539,564	16,566,923	13,564,409
● National treasury bills	25,903,042	225,854	12,319,627	4,908,208	43,356,731	39,574,199
● Debentures	1,657,142	2,583,903	874,029	49,226,270	54,341,344	57,999,576
● Financial bills	64,938	169,032	46,359	410,722	691,051	672,358
● Certificates of real estate receivables	-	456,785	97,468	6,996,725	7,550,978	8,415,381
● Foreign corporate securities	162,585	949,788	625,340	5,768,202	7,505,915	8,987,020
● Brazilian foreign debt securities	102,738	-	-	8,458,150	8,560,888	9,539,840
● Bank deposit certificates	1	8	50	74	133	7,174,433
● Promissory notes	73,659	1,259,304	171,906	2,422,319	3,927,188	134
● Other	5,708,892	6,746,621	3,486,995	13,426,629	29,369,137	23,022,310
Equity securities	3,423,592	-	-	-	3,423,592	4,512,173
● Shares of listed companies	3,423,592	-	-	-	3,423,592	4,512,173
Restricted securities	24,724,304	7,768,930	14,443,916	161,452,711	208,389,861	99,639,643
Subject to repurchase agreements	24,595,141	6,268,371	13,535,578	132,984,889	177,383,979	86,875,614
● National treasury bills	23,665,499	6,148,294	10,291,997	48,725,589	88,831,379	65,768,921
● Foreign corporate securities	-	-	886,219	-	886,219	-
● National treasury notes	-	-	2,102,106	49,873,552	51,975,658	13,130,009
● Financial treasury bills	-	120,077	255,256	30,814,877	31,190,210	124,651
● Other	929,642	-	-	3,570,871	4,500,513	7,852,033
27

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

Securities	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on December 31, 2021 (3) (4)	Total on December 31, 2020 (3) (4)
Given in guarantee to the Brazilian Central Bank	-	-	-	-	-	5,252,403
● National treasury bills	-	-	-	-	-	4,435,912
● National treasury notes	-	-	-	-	-	816,491
Privatization rights	-	-	-	24,692	24,692	29,532
Given in guarantee	129,163	1,500,559	908,338	28,443,130	30,981,190	7,482,094
● National treasury notes	-	-	157,003	5,986,475	6,143,478	3,771,886
● National treasury bills	-	-	-	-	-	1,407,985
● Financial treasury bills	-	819,807	59,805	5,248,885	6,128,497	2,191,305
● Other	129,163	680,752	691,530	17,207,770	18,709,215	110,918
Securities sold under repurchase agreements - unrestricted	-	763,148	767,348	2,765,047	4,295,543	4,071,222
● National treasury bills	-	763,148	767,348	-	1,530,496	3,557,407
● National treasury notes	-	-	-	2,765,047	2,765,047	513,815
Total	61,820,957	24,451,657	34,772,518	271,065,109	392,110,241	328,704,315
%	15.8	6.2	8.9	69.1	100.0	100.0

(1) For derivative financial instruments considered as accounting hedges, the category used is "Available-for-Sale Securities”;
(2) In compliance with article 8 of Bacen Circular No. 3068/01, Bradesco declares that it has the financial capacity and intention to maintain securities classified in the held-to-maturity category until maturity date. At the time of preparation of consolidated financial statements as of December 31, 2021, Management has decide to reclassify R$ 40,305,887 thousand Securities from the Available for Sale to Trading category, with effects on income in the gross amount of R$ (1,373,557) thousand (June 30, 2020, Management decided to reclassify Securities from the category Available for Sale to Held to Maturity, in the amount of R$ 20,009,471 thousand, without impact any gain or loss, as the gain in the gross amount of R$ 1,794,263 thousand was retained in Shareholders' Equity and is being recognized in the income statement over the remaining period of the securities, according to article 5 of the aforementioned Circular). These reclassifications are aligned with the risk and capital management strategy and due to the requirements contained in BCB Resolution No. 111. During 2021, there were no sales or reclassifications of securities classified in the Held to Maturity category;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and
(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

d)  Impairment for Securities

During 2021, there was an impairment of financial assets, net of constitution/(reversal) in the amount of R$237,272 thousand (R$2,638,177 thousand in 2020), mostly debentures, classified in the categories "Available for Sale" and "Hold to Maturity” in the amount of R$ 237,272 thousand (R$2,637,989 thousand in 2020, includes results from the sale or transfer of financial assets). There was no impairment of shares in the year ended December 31, 2021 (R$188 thousand in 2020, classified in the “Available for Sale” category).

In the 2nd half of 2021, there was an impairment of financial assets, net of constitution/(reversal), in the amount of R$4,607 thousand, mostly debentures, classified in the categories "Available for Sale" and "Held to Maturity".

28

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

9)     DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, relating an expected loss for each derivative portfolio (Credit valuation adjustment).

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at B3.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro-strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partly settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

29

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements
a)	Amount of derivative financial instruments recognized by index

	R$ thousand
	Total on December 31, 2021					Total on December 31, 2020
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Futures contracts						-
Purchase commitments:	74,115,061		-	-	-	66,164,471		1,947	-	1,947
- Interbank market	41,829,741	-	-	-	-	24,935,041	-	1,389	-	1,389
- Foreign currency	28,781,564	-	-	-	-	38,325,935	-	558	-	558
- Other	3,503,756	2,868,188	-	-	-	2,903,495	2,506,405	-	-	-
Sale commitments:	165,299,738		-	-	-	219,975,799		(560)	-	(560)
- Interbank market (1)	116,276,980	74,447,239	-	-	-	168,771,042	143,836,001	(2)	-	(2)
- Foreign currency (2)	48,387,190	19,605,626	-	-	-	50,807,667	12,481,732	(51)	-	(51)
- Other	635,568	-	-	-	-	397,090	-	(507)	-	(507)
						-
Option contracts						-
Purchase commitments:	28,332,799		1,151,450	473,982	1,625,432	29,583,214		1,569,236	895,667	2,464,903
- Interbank market	1,654,677	1,561,970	662,470	(264)	662,206	17,631,050	-	654,888	193,325	848,213
- Foreign currency	3,158,770	-	147,841	(51,642)	96,199	11,397,301	-	834,129	701,089	1,535,218
- Other	23,519,352	-	341,139	525,888	867,027	554,863	21,022	80,219	1,253	81,472
Sale commitments:	27,580,466		(780,998)	(148,379)	(929,377)	33,297,547		(1,658,735)	(589,180)	(2,247,915)
- Interbank market	92,707	-	(627)	44	(583)	19,925,808	2,294,758	(811,696)	(194,670)	(1,006,366)
- Foreign currency	3,725,878	567,108	(169,883)	115,438	(54,445)	12,837,898	1,440,597	(594,337)	(363,298)	(957,635)
- Other	23,761,881	242,529	(610,488)	(263,861)	(874,349)	533,841	-	(252,702)	(31,212)	(283,914)
						-
Forward contracts						-
Purchase commitments:	32,430,997		303,733	(5,263)	298,470	76,011,205		4,696,245	14,818	4,711,063
- Interbank market	-	-	-	-	-	246,269	246,269	1,859	14,818	16,677
- Foreign currency	31,622,823	4,716,522	231,503	(826)	230,677	70,345,084	48,576,798	(453)	-	(453)
- Other	808,174	-	72,230	(4,437)	67,793	5,419,852	4,451,509	4,694,839	-	4,694,839
Sale commitments:	30,185,979		1,901,522	(38,817)	1,862,705	22,736,629		(132,076)	(4,678)	(136,754)
- Foreign currency (2)	26,906,301	-	(92,393)	-	(92,393)	21,768,286	-	(82,681)	-	(82,681)
- Other	3,279,678	2,471,504	1,993,915	(38,817)	1,955,098	968,343	-	(49,395)	(4,678)	(54,073)
						-
Swap contracts						-
Assets (long position):	85,276,414		12,501,513	3,499,871	16,001,384	66,137,077		11,193,030	3,594,420	14,787,450
- Interbank market	26,499,304	-	(37,912)	1,594,959	1,557,047	4,062,990	-	104,256	216,862	321,118
- Fixed rate	16,113,972	9,253,753	4,135,240	(765,075)	3,370,165	33,427,359	19,386,846	4,160,018	26,031	4,186,049
30

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

	R$ thousand
	Total on December 31, 2021					Total on December 31, 2020
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
- Foreign currency	32,620,763	14,696,014	7,305,069	2,530,658	9,835,727	24,369,039	1,177,263	6,169,577	3,051,417	9,220,994
- IGPM	504,587	-	563,281	11,054	574,335	636,581	-	432,391	22,676	455,067
- Other	9,537,788	5,010,705	535,835	128,275	664,110	3,641,108	-	326,788	277,434	604,222
Liabilities (unrestricted position):	67,738,577		(9,764,795)	(1,337,643)	(11,102,438)	50,474,891		(10,842,603)	(2,648,682)	(13,491,285)
- Interbank market	37,697,752	11,198,448	(28,104)	(1,337,902)	(1,366,006)	7,317,810	3,254,820	(103,210)	(26,306)	(129,516)
- Fixed rate	6,860,219	-	(2,983,362)	21,352	(2,962,010)	14,040,513	-	(2,431,630)	(1,448,121)	(3,879,751)
- Foreign currency	17,924,749	-	(5,313,108)	(53,459)	(5,366,567)	23,191,776	-	(7,119,016)	(801,099)	(7,920,115)
- IGPM	728,774	224,187	(769,918)	(17,073)	(786,991)	868,696	232,115	(541,495)	(44,689)	(586,184)
- Other	4,527,083	-	(670,303)	49,439	(620,864)	5,056,096	1,414,990	(647,252)	(328,467)	(975,719)
Total	510,960,031		5,312,425	2,443,751	7,756,176	564,380,833		4,826,484	1,262,365	6,088,849

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting hedges to protect CDI-related funding totaling R$97,361,681 thousand (R$128,431,775 thousand in december 2020); and (ii) accounting cash flow hedges in the amount of R$46,895,240 thousand (R$12,942,667 thousand in December 2020) (Note 9II);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$32,578,474 thousand (R$29,678,043 thousand in December 2020); and

(3) Reflects the net balance between the Asset and Liability position.

31

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements
b)	Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

	R$ thousand
	On December 31, 2021									On December 31, 2020
	Original amortized cost	Fair value adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Swaps	12,501,513	3,499,871	16,001,384	75.3	3,458,930	388,593	550,674	11,603,187	16,001,384	14,787,449
Futures	-	-	-	-	-	-	-	-	-	1,947
Forward purchases	719,798	(5,242)	714,556	3.4	207,620	219,075	201,401	86,460	714,556	5,699,164
Forward sales (1)	2,929,060	(38,650)	2,890,410	13.6	2,143,339	124,949	37,229	584,893	2,890,410	952,216
Premiums on exercisable options	1,151,450	473,982	1,625,432	7.7	68,065	3,479	33,970	1,519,918	1,625,432	2,464,903
Total assets (A)	17,301,821	3,929,961	21,231,782		5,877,954	736,096	823,274	13,794,458	21,231,782	23,905,679
Swaps	(9,764,795)	(1,337,643)	(11,102,438)	82.4	(3,146,645)	(234,094)	(552,669)	(7,169,030)	(11,102,438)	(13,491,283)
Future	-	-	-	-	-	-	-	-	-	(560)
Forward purchases	(416,065)	(21)	(416,086)	3.1	(169,216)	(61,958)	(114,762)	(70,150)	(416,086)	(988,100)
Forward sales	(1,027,538)	(167)	(1,027,705)	7.6	(61,850)	(165,786)	(185,349)	(614,720)	(1,027,705)	(1,088,969)
Premiums on written options	(780,998)	(148,379)	(929,377)	6.9	(25,453)	(6,553)	(55,525)	(841,846)	(929,377)	(2,247,915)
Total liabilities (B)	(11,989,396)	(1,486,210)	(13,475,606)		(3,403,164)	(468,391)	(908,305)	(8,695,746)	(13,475,606)	(17,816,827)
										-
Net position (A-B)	5,312,425	2,443,751	7,756,176		2,474,790	267,705	(85,031)	5,098,712	7,756,176	6,088,852

(1)    Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c)	Futures, options, forward and swap contracts – (Reference Value)

	R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	On December 31, 2021	On December 31, 2020

Futures contracts (1)	130,686,517	6,145,434	30,323,707	72,259,141	239,414,799	286,140,270
Option contracts	35,660,005	12,835,993	1,985,318	5,431,949	55,913,265	62,880,761
Forward contracts (1)	32,495,943	10,530,182	10,373,524	9,217,327	62,616,976	98,747,834
Swap contracts	20,547,602	6,631,357	9,443,048	116,392,984	153,014,991	116,611,968
On December 31, 2021	219,390,067	36,142,966	52,125,597	203,301,401	510,960,031
On December 31, 2020	217,293,689	58,889,385	73,258,594	214,939,165		564,380,833
(1)	Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.
32

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements
d)	Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	R$ thousand
	On December 31, 2021	On December 31, 2020
Government securities
National treasury bills	-	-
National treasury notes	5,169,701	4,368,766
Total	5,169,701	4,368,766

e)	Revenues and expenses, net

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Swap contracts	(685,203)	(1,213,947)	2,351,288
Forward contracts (1)	(549,934)	(256,427)	(5,684,529)
Option contracts	1,029,735	783,656	3,784,741
Futures contracts (1)	(754,548)	256,574	(20,768,065)
Total (Note 6g)	(959,950)	(430,144)	(20,316,565)

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f)	Reference values of derivative financial instruments, by trading location and counterparts

	R$ thousand
	Total on December 31, 2021	Total on December 31, 2020
B3 (stock exchange)	286,032,140	325,254,129
B3 (over-the-counter)	188,934,981	203,170,001
- Financial Institutions	73,835,791	44,352,011
- Companies	114,778,001	158,472,601
- Individuals	321,189	345,389
Overseas (stock exchange) (1)	5,257,959	15,256,532
Overseas (over-the-counter) (1)	30,734,951	20,700,171
Total	510,960,031	564,380,833

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I)	Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand
	On December 31, 2021	On December 31, 2020
Risk received in credit swaps:	3,490,765	3,872,939
- Debt securities issued by companies	826,946	1,024,244
- Bonds of the Brazilian public debt	2,085,120	2,580,026
- Bonds of foreign public debt	578,699	268,669
Risk transferred in credit swaps:	(1,512,316)	(1,304,372)
- Brazilian public debt derivatives	(831,495)	(332,589)
- Foreign public debt derivatives	(680,821)	(971,783)
Total net credit risk value	1,978,449	2,568,567
Effect on Shareholders' Equity	111,268	105,226
Remuneration on the counterparty receiving the risk	(33,927)	(26,462)
33

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

The contracts related to credit derivatives transactions described above are due in 2026. There were no credit events, as defined in the agreements, during the period.

II)	Hedge Accounting

On December 31, 2021, Bradesco maintained hedge, in accordance with Bacen's Circular No. 3,082/02, composed by:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the outcome of the organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	R$ thousand
	Fair value of hedge instruments	Fair value of hedged items	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	46,895,240	47,164,744	(933,758)	(513,567)
Hedge of interest payments on funding (2)	97,361,681	96,910,430	215,196	118,358
Total on December 31, 2021	144,256,921	144,075,173	(718,562)	(395,209)

Hedge of interest receipts from investments in securities (1)	12,942,667	13,197,717	100,114	55,063
Hedge of interest payments on funding (1)	128,431,775	126,398,921	(316,082)	(173,845)
Total on December 31, 2020	141,374,441	139,596,637	(215,968)	(118,782)

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with the maturity until 2027, making the cash flow prefixed; and

(2) Referring to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2023, making the cash flow prefixed.

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$(77,839) thousand.

During the year, there were early settlements related to cash flow accounting hedge instruments, recorded in income statement in the amount of R$(776,805) thousand, net of tax effects. There were no gains/(losses) recorded in income statement related to the cash flow accounting hedge during the year ended December 31, 2020.

Fair value hedge – financial instruments classified in this category are intended to offset risks arising from exposure to changes in the market value of the hedged item. The hedged object is adjusted to market value, classified in DPV - Available for Sale and the effective portion of the valuations or devaluations of this instrument is recognized in the income statement, net of tax effects and is only transferred to equity in two situations : (i) in case of hedge ineffectiveness; or (ii) when performing the hedge. The ineffective portion of the hedged item is recognized directly in an equity account.

Strategy	R$ thousand
	Fair value of hedge instruments	Fair value of hedged items	Market adjustment recorded in income (gross of tax effects)	Market adjustment recorded in income (net of tax effects)
Debenture hedge	205,592	205,592	5,592	3,076
Total on December 31, 2021	205,592	205,592	5,592	3,076

Referring to share risk, using swap contracts, with maturities up to 2022.
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

34

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

For the next 12 months, the gains/(losses) related to the fair value hedge accounting, which are expected to be recognized in equity accounts is R$(4,025) thousand.

There were no gains/(losses) related to the fair value hedge, recorded in equity accounts, in the year ended December 31, 2021.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	4,658,609	2,800,937	(839,389)	(440,197)
Total on December 31, 2021	4,658,609	2,800,937	(839,389)	(440,197)

Hedge of exchange variation on future cash flows (1)	4,839,546	2,570,621	(576,303)	(316,967)
Total on December 31, 2020	4,839,546	2,570,621	(576,303)	(316,967)

(1) Whose functional currency is different from the real, using Forward and Dollar Futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar).

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the hedge of investments abroad (specifically the over-hedge made to cover tax effects), which we expect to recognize in the result, amount to R$404 thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in the year ended December 31, 2021 was R$(38,333) thousand (R$(12,697) thousand in 2020).

III)	Income from securities, insurance and derivative financial instruments

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Fixed income securities (1)	13,321,230	22,746,750	22,429,480
Interbank investments (Note 6b)	5,460,518	8,994,036	6,630,673
Equity securities	(1,496,209)	(2,297,420)	(1,565,560)
Subtotal	17,285,539	29,443,366	27,494,593
Net gain or (loss) from derivative financial instruments (Note 9e)	(959,950)	(430,144)	(20,316,565)
Total	16,325,589	29,013,222	7,178,028

(1) In the year ended December 31, 2021, there were losses net of reversals, due to impairment of financial assets (mostly debentures), in the amount of R$237,272 thousand (R$1,960,911 thousand in 2020), net of constitution/reversal. There was no result from a sale or transfer of financial assets in the year ended December 31, 2021 (R$2,637,989 thousand in 2020). In the 2nd half of 2021, there were losses net of reversals, due to impairment of financial assets (mostly debentures), the losses net of reversals were R$4,607 thousand (R$1,902,875 thousand in 2020).

35

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

10)     LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)  By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on December 31, 2021 (A)	-4%	Total on December 31, 2020 (A)	-4%

Discounted trade receivables and loans (1)	22,136,968	15,027,232	15,510,258	30,542,701	42,353,838	138,451,628	264,022,625	38.9	228,926,469	39.7
Financing and on-lending	5,309,754	5,600,830	6,208,809	15,807,246	21,909,586	138,814,707	193,650,932	28.5	175,522,629	30.4
Agricultural and agribusiness loans	646,206	828,522	815,172	3,681,719	7,373,189	10,057,070	23,401,878	3.4	19,796,632	3.4
Subtotal	28,092,928	21,456,584	22,534,239	50,031,666	71,636,613	287,323,405	481,075,435	70.8	424,245,730	73.5
Leases	109,114	134,225	105,578	293,142	548,171	2,083,959	3,274,189	0.5	2,612,693	0.5
Advances on foreign exchange contracts (2)	1,634,744	1,945,572	2,578,911	5,121,000	5,242,564	42,399	16,565,190	2.4	7,531,922	1.3
Subtotal	29,836,786	23,536,381	25,218,728	55,445,808	77,427,348	289,449,763	500,914,814	73.7	434,390,345	75.3
Other receivables (3)	35,597,355	13,970,963	10,591,308	11,330,708	6,728,966	704,338	78,923,638	11.6	53,150,318	9.2
Credit portfolio	65,434,141	37,507,344	35,810,036	66,776,516	84,156,314	290,154,101	579,838,452	85.3	487,540,663	84.5
Acquisition of credit card receivables	8,481,491	3,267,489	1,721,226	1,225,649	543,112	-	15,238,967	2.2	8,349,458	1.4
Subtotal	73,915,632	40,774,833	37,531,262	68,002,165	84,699,426	290,154,101	595,077,419	87.5	495,890,121	85.9
Sureties and guarantees	3,076,638	2,751,877	1,453,988	8,981,605	19,867,417	47,335,670	83,467,195	12.3	80,236,696	13.9
Guarantee given on rural loans assigned	-	-	-	-	10,326	32,690	43,016	-	49,335	-
Letters of credit for imports	291,665	312,753	130,391	398,071	16,776	83,378	1,233,034	0.2	1,056,613	0.2
Confirmed exports loans	18,401	8,365	-	-	4,742	-	31,508	-	10,034	-
Total - Memorandum accounts	3,386,704	3,072,995	1,584,379	9,379,676	19,899,261	47,451,738	84,774,753	12.5	81,352,678	14.1
Total on December 31, 2021	77,302,336	43,847,828	39,115,641	77,381,841	104,598,687	337,605,839	679,852,172	100.0
Total on December 31, 2020	50,124,635	32,797,925	28,706,360	69,953,413	82,805,068	312,855,398			577,242,799	100.0

36

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

	R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total on December 31, 2021 (B)	-4%	Total on December 31, 2020 (B)	-4%

Discounted trade receivables and loans (1)	1,076,655	1,373,839	1,086,925	2,757,088	3,241,716	9,536,223	88.1	6,801,586	83.3
Financing and on-lending	195,674	215,821	97,332	195,395	164,878	869,100	8.0	867,296	10.6
Agricultural and agribusiness loans	8,100	11,606	15,096	24,313	19,980	79,095	0.7	202,882	2.5
Subtotal	1,280,429	1,601,266	1,199,353	2,976,796	3,426,574	10,484,418	96.8	7,871,764	96.4
Leases	391	340	125	697	750	2,303	-	3,878	-
Advances on foreign exchange contracts (2)	2,179	542	629	893	-	4,243	-	75,506	0.9
Subtotal	1,282,999	1,602,148	1,200,107	2,978,386	3,427,324	10,490,964	96.8	7,951,148	97.3
Other receivables (3)	36,482	43,154	7,790	17,432	245,858	350,716	3.2	216,724	2.7
Total on December 31, 2021	1,319,481	1,645,302	1,207,897	2,995,818	3,673,182	10,841,680	100.0
Total on December 31, 2020	1,316,820	976,538	779,029	1,888,160	3,207,325			8,167,872	100.0

	R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on December 31, 2021 (C)	-4%	Total on December 31, 2020 ©	-4%

Discounted trade receivables and loans (1)	733,605	645,864	637,053	1,458,722	2,411,157	7,710,397	13,596,798	73.5	10,025,193	73.6
Financing and on-lending	178,458	177,990	175,909	470,295	787,581	3,002,379	4,792,612	25.9	3,459,717	25.4
Agricultural and agribusiness loans	467	499	158	2,450	8,909	20,285	32,768	0.2	63,519	0.5
Subtotal	912,530	824,353	813,120	1,931,467	3,207,647	10,733,061	18,422,178	99.6	13,548,429	99.5
Leases	371	487	224	1,005	1,613	3,398	7,098	-	29,867	0.2
Subtotal	912,901	824,840	813,344	1,932,472	3,209,260	10,736,459	18,429,276	99.6	13,578,296	99.7
Other receivables (3)	6,271	5,805	4,832	12,383	17,793	18,276	65,360	0.4	42,224	0.3
Total on December 31, 2021	919,172	830,645	818,176	1,944,855	3,227,053	10,754,735	18,494,636	100.0
Total on December 31, 2020	683,107	633,139	575,280	1,445,602	2,409,750	7,873,642			13,620,520	100.0
37

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

	R$ thousand
	Total
	Total on December 31, 2021 (A+B+C)	-4%	Total on December 31, 2020 (A+B+C)	-4%

Discounted trade receivables and loans (1)	287,155,646	40.5	245,753,248	41.1
Financing and on-lending	199,312,644	28.1	179,849,642	30.0
Agricultural and agribusiness loans	23,513,741	3.3	20,063,033	3.3
Subtotal	509,982,031	71.9	445,665,923	74.4
Leases	3,283,590	0.5	2,646,438	0.4
Advances on foreign exchange contracts (2)	16,569,433	2.3	7,607,428	1.3
Subtotal	529,835,054	74.7	455,919,789	76.1
Other receivables (3)	79,339,714	11.2	53,409,266	8.9
Credit portfolio	609,174,768	85.9	509,329,055	85.0
Acquisition of credit card receivables	15,238,967	2.1	8,349,458	1.4
Subtotal	624,413,735	88.0	517,678,513	86.4
Sureties and guarantees	83,467,195	11.8	80,236,696	13.4
Guarantee given on rural loans assigned	43,016	-	49,335	-
Letters of credit for imports	1,233,034	0.2	1,056,613	0.2
Confirmed exports loans	31,508	-	10,034	-
Total - Memorandum accounts	84,774,753	12.0	81,352,678	13.6
Total on December 31, 2021	709,188,488	100.0
Total on December 31, 2020			599,031,191	100.0

(1) Including credit card loans and advances on credit card receivables of R$13,628,712 thousand (R$9,922,375 thousand in December 2020);
(2) Advances on foreign exchange contracts are classified as a deduction from “Other financial liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants), in the amount of R$45,870,572 thousand (R$34,605,794 thousand in december 2020); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in rural loan assignments, credits opened for importation and confirmed export credits.

38

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements
b)	By type and levels of risk

	R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total on December 31, 2021	% (1)	Total on December 31, 2020	% (1)

Discounted trade receivables and loans	34,251,264	68,870,631	87,565,903	47,427,399	14,414,885	8,432,216	5,522,542	4,451,724	16,219,082	287,155,646	41.5	245,753,248	41.7
Financing and on-lending	112,414,353	42,337,861	22,906,351	12,775,111	2,772,472	1,638,798	1,701,085	1,039,840	1,726,773	199,312,644	28.8	179,849,642	30.5
Agricultural and agribusiness loans	6,965,070	10,058,059	5,972,266	372,643	52,941	21,515	13,931	11,906	45,410	23,513,741	3.4	20,063,033	3.4
Subtotal	153,630,687	121,266,551	116,444,520	60,575,153	17,240,298	10,092,529	7,237,558	5,503,470	17,991,265	509,982,031	73.6	445,665,923	75.6
Leases	443,295	1,272,702	1,472,349	41,754	10,042	6,367	120	21,448	15,513	3,283,590	0.5	2,646,438	0.4
Advances on foreign exchange contracts (2)	4,395,231	6,305,231	4,703,144	1,016,493	12,993	14,316	10,889	687	110,449	16,569,433	2.4	7,607,428	1.3
Subtotal	158,469,213	128,844,484	122,620,013	61,633,400	17,263,333	10,113,212	7,248,567	5,525,605	18,117,227	529,835,054	76.5	455,919,789	77.3
Other receivables	23,049,650	24,138,489	13,178,978	15,835,504	2,037,307	247,933	83,092	65,305	703,456	79,339,714	11.5	53,409,266	9.1
Subtotal	181,518,863	152,982,973	135,798,991	77,468,904	19,300,640	10,361,145	7,331,659	5,590,910	18,820,683	609,174,768	87.9	509,329,055	86.4
Sureties and guarantees (3)	70,894,157	4,368,878	2,035,348	-	3,598,334	2,387,301	-	183,177	-	83,467,195	12.1	80,236,696	13.6
Total on December 31, 2021	252,413,020	157,351,851	137,834,339	77,468,904	22,898,974	12,748,446	7,331,659	5,774,087	18,820,683	692,641,963	100.0
%	36.4	22.7	19.9	11.2	3.3	1.8	1.1	0.8	2.7	100.0
Total on December 31, 2020	219,471,812	122,452,705	117,906,653	65,477,031	22,182,521	9,920,712	7,833,465	4,030,224	20,290,628			589,565,751	100.0
%	37.2	20.8	20.0	11.1	3.8	1.7	1.3	0.7	3.4			100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments;

(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from “Other financial liabilities”; and

(3) The provision for losses, associated to the financial guarantees provided, is being evaluated as provided by CMN Resolution No. 4,512/16, more information on the methodology used, see Note 18a I.

39

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements
c)	Composition of loan operations by risk level and delay situation

I)	Levels of risk

	R$ thousand
	Levels of risk
	Non-performing loans (3)
	AA	A	B	C	D	E	F	G	H	Total on December 31, 2021	% (1)	Total on December 31, 2020	% (1)
Installments not yet due	-	-	1,989,048	2,815,586	3,419,480	2,426,000	1,242,590	1,361,911	5,240,021	18,494,636	100.0	13,620,520	100.0
1 to 30	-	-	107,613	174,757	181,594	110,886	54,387	54,401	235,534	919,172	5.0	683,107	5.0
31 to 60	-	-	95,268	150,350	156,300	100,071	50,610	53,185	224,861	830,645	4.5	633,139	4.6
61 to 90	-	-	90,877	148,217	152,719	102,015	51,314	51,691	221,343	818,176	4.4	575,280	4.2
91 to 180	-	-	196,442	297,314	353,616	265,278	132,905	136,749	562,551	1,944,855	10.5	1,445,602	10.6
181 to 360	-	-	312,409	485,416	590,406	436,416	221,781	233,373	947,252	3,227,053	17.4	2,409,750	17.7
More than 360	-	-	1,186,439	1,559,532	1,984,845	1,411,334	731,593	832,512	3,048,480	10,754,735	58.2	7,873,642	57.9
Past-due installments (2)	-	-	366,564	929,864	1,275,378	1,135,593	869,043	831,474	5,433,764	10,841,680	100.0	8,167,872	100.0
1 to 14	-	-	10,379	47,981	52,367	36,118	18,376	17,800	108,080	291,101	2.7	360,698	4.4
15 to 30	-	-	278,085	247,398	195,158	86,693	35,810	36,136	149,100	1,028,380	9.5	956,122	11.7
31 to 60	-	-	78,100	598,767	347,239	158,625	76,808	63,517	322,246	1,645,302	15.2	976,538	12.0
61 to 90	-	-	-	21,563	619,218	180,903	72,536	57,984	255,693	1,207,897	11.1	779,029	9.5
91 to 180	-	-	-	14,155	61,396	651,502	630,112	600,370	1,038,283	2,995,818	27.6	1,888,160	23.1
181 to 360	-	-	-	-	-	21,752	35,401	55,667	3,495,978	3,608,798	33.3	3,137,419	38.4
More than 360	-	-	-	-	-	-	-	-	64,384	64,384	0.6	69,906	0.9
Subtotal	-	-	2,355,612	3,745,450	4,694,858	3,561,593	2,111,633	2,193,385	10,673,785	29,336,316		21,788,392
Specific provision	-	-	23,556	112,364	469,486	1,068,477	1,055,816	1,535,370	10,673,785	14,938,854		11,958,866

(1) Percentage of maturities by type of installment;
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) For contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

40

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

	R$ thousand
	Levels of risk
	Performing loans (2)
	AA	A	B	C	D	E	F	G	H	Total on December 31, 2021	% (1)	Total on December 31, 2020	% (1)

Installments not yet due	181,417,225	152,524,007	133,360,424	73,451,109	14,453,157	6,746,773	5,192,419	3,368,946	8,099,912	578,613,972	99.8	486,586,139	99.8
1 to 30	16,625,535	22,558,913	10,207,776	11,696,710	2,089,417	378,939	118,649	97,678	436,044	64,209,661	11.1	44,177,948	9.1
31 to 60	9,608,883	11,696,439	7,782,053	6,583,288	1,149,572	282,585	102,335	57,005	245,184	37,507,344	6.5	30,282,983	6.2
61 to 90	10,592,892	11,421,711	6,543,197	5,638,546	1,011,848	262,074	66,579	56,515	216,674	35,810,036	6.2	26,424,865	5.4
91 to 180	20,758,485	18,268,832	13,997,801	9,425,744	1,656,928	707,353	1,167,793	262,911	530,669	66,776,516	11.5	62,087,977	12.7
181 to 360	24,178,102	23,132,481	19,900,533	12,160,647	2,308,314	1,014,219	403,607	309,466	748,945	84,156,314	14.5	68,742,343	14.1
More than 360	99,653,328	65,445,631	74,929,064	27,946,174	6,237,078	4,101,603	3,333,456	2,585,371	5,922,396	290,154,101	50.0	254,870,023	52.3
Past due up to 14 days	101,638	458,966	82,955	272,345	152,625	52,779	27,607	28,579	46,986	1,224,480	0.2	954,524	0.2
Subtotal	181,518,863	152,982,973	133,443,379	73,723,454	14,605,782	6,799,552	5,220,026	3,397,525	8,146,898	579,838,452	100.0	487,540,663	100.0
Generic provision	-	764,915	1,334,434	2,211,704	1,460,578	2,039,866	2,610,012	2,378,268	8,146,898	20,946,675		22,737,256
Total on December 31, 2021	181,518,863	152,982,973	135,798,991	77,468,904	19,300,640	10,361,145	7,331,659	5,590,910	18,820,683	609,174,768
Existing provision	-	924,992	1,642,702	3,441,967	5,448,821	5,054,553	4,582,668	5,189,973	18,820,683	45,106,359
Minimum required provision	-	764,915	1,357,990	2,324,068	1,930,064	3,108,343	3,665,828	3,913,638	18,820,683	35,885,529
Supplementary provision	-	160,077	284,712	1,117,899	3,518,757	1,946,210	916,840	1,276,335	-	9,220,830
Total on December 31, 2020	150,472,706	119,931,844	116,110,882	65,268,599	18,342,165	7,048,542	7,833,465	4,030,224	20,290,628			509,329,055
Existing provision	-	728,056	1,409,023	5,803,040	4,885,649	3,405,380	4,763,946	3,913,701	20,290,628			45,199,423
Minimum required provision	-	599,659	1,161,109	1,958,058	1,834,216	2,114,563	3,916,732	2,821,157	20,290,628			34,696,122
Supplementary provision	-	128,397	247,914	3,844,982	3,051,433	1,290,817	847,214	1,092,544	-			10,503,301

(1) Percentage of maturities by type of installment; and

(2) Transactions past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

41

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements
II)	Breakdown of loans and allowance for loan losses

Level of risk	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	Cumulative % on December 31, 2021 (2)	Cumulative % on December 31, 2020 (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	181,518,863	181,518,863	29.8	29.8	29.6
A	-	-	-	152,982,973	152,982,973	25.1	54.9	53.1
B	366,564	1,989,048	2,355,612	133,443,379	135,798,991	22.3	77.2	75.9
C	929,864	2,815,586	3,745,450	73,723,454	77,468,904	12.7	89.9	88.7
Subtotal	1,296,428	4,804,634	6,101,062	541,668,669	547,769,731	89.9
D	1,275,378	3,419,480	4,694,858	14,605,782	19,300,640	3.2	93.1	92.3
E	1,135,593	2,426,000	3,561,593	6,799,552	10,361,145	1.7	94.8	93.7
F	869,043	1,242,590	2,111,633	5,220,026	7,331,659	1.2	96.0	95.2
G	831,474	1,361,911	2,193,385	3,397,525	5,590,910	0.9	96.9	96.0
H	5,433,764	5,240,021	10,673,785	8,146,898	18,820,683	3.1	100.0	100.0
Subtotal	9,545,252	13,690,002	23,235,254	38,169,783	61,405,037	10.1
Total on December 31, 2021	10,841,680	18,494,636	29,336,316	579,838,452	609,174,768	100.0
%	1.8	3.0	4.8	95.2	100.0
Total on December 31, 2020	8,167,872	13,620,520	21,788,392	487,540,663	509,329,055
%	1.6	2.7	4.3	95.7	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

III)	Operations

Exposure - Loans	R$ thousand
	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total on December 31, 2021	563,892,400	10,967,653	13,482,704	3,629,229	7,982,803	8,971,973	248,006	609,174,768
Total on December 31, 2020	473,965,604	9,877,889	11,034,801	3,327,229	4,869,964	6,004,066	249,502	509,329,055

42

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements
IV)	Emergency Employment Support Program (PESE)

Considering the provisions of the CMN Resolution No. 4,846/20, we demonstrate below the loans relating to the Emergency Employment Support Program (PESE) classified by level of risk and accompanied by the amount of the provision made for each level of risk:

Rating	R$ thousand
	On December 31, 2021		On December 31, 2020
	Assets	Provision	Assets	Provision
AA	10,334	-	14,144	-
A	68,933	52	93,650	70
B	185,525	278	272,091	408
C	539,652	3,262	977,458	14,330
D	101,636	4,572	113,968	5,127
E	18,747	1,406	6,991	524
F	6,789	713	2,227	234
G	6,044	907	1,348	202
H	37,435	5,615	5,188	778
Total	975,095	16,805	1,487,065	21,673

d)  Concentration of loans

	R$ thousand
	On December 31, 2021	% (1)	On December 31, 2020	% (1)
Largest borrower	4,591,389	0.8	10,661,873	2.1
10 largest borrowers	36,566,184	6.0	38,638,446	7.6
20 largest borrowers	56,694,208	9.3	56,123,996	11.0
50 largest borrowers	85,693,624	14.1	80,415,643	15.8
100 largest borrowers	109,004,242	17.9	98,516,270	19.3
(1)	Percentage on total portfolio (as defined by Bacen).

e)  By economic sector

	R$ thousand
	On December 31, 2021%		On December 31, 2020%
Public sector	6,274,554	1.0	11,810,973	2.3
Oil, derivatives and aggregate activities	4,419,138	0.7	10,661,873	2.1
Production and distribution of electricity	1,306,448	0.2	1,074,867	0.2
Other industries	548,968	0.1	74,233	-
Private sector	602,900,214	99.0	497,518,082	97.7
Companies	286,765,662	47.1	241,088,403	47.3
Real estate and construction activities	23,708,445	3.9	20,092,249	3.9
Retail	42,151,968	6.9	36,498,461	7.2
Services	49,025,849	8.0	30,106,424	5.9
Transportation and concession	26,937,082	4.4	23,662,184	4.6
Automotive	12,660,961	2.1	15,625,309	3.1
Food products	17,426,747	2.9	13,378,255	2.6
Wholesale	22,341,759	3.7	16,479,704	3.2
Production and distribution of electricity	7,555,587	1.2	6,979,203	1.4
Iron and steel industry	9,398,330	1.5	10,036,586	2.0
Sugar and alcohol	7,213,887	1.2	6,878,558	1.4
Holding	2,138,697	0.4	2,971,345	0.6
Capital goods	3,655,407	0.6	3,408,997	0.7
Pulp and paper	3,736,314	0.6	3,589,015	0.7
Chemical	6,839,500	1.1	5,510,960	1.1
Cooperative	3,442,407	0.6	3,829,556	0.8
Financial	3,264,759	0.5	3,062,861	0.6
Leisure and tourism	3,922,523	0.6	4,011,957	0.8
Textiles	2,635,846	0.4	2,481,493	0.5
Agriculture	1,451,848	0.2	1,631,959	0.3
Oil, derivatives and aggregate activities	1,957,203	0.3	2,177,060	0.4
Other industries	35,300,543	5.8	28,676,267	5.6
Individuals	316,134,552	51.9	256,429,679	50.3
Total	609,174,768	100.0	509,329,055	100.0

43

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements
f)	Changes in the renegotiated portfolio

	R$ thousand
	2021	2020
Opening balances at the beginning of the year	29,757,140	19,030,657
Amount renegotiated	28,506,866	34,683,660
Amount received/Others (1)	(24,768,774)	(19,448,835)
Write-offs	(4,876,214)	(4,508,342)
Closing balance on December 31	28,619,018	29,757,140
Expected credit loss associated with credit risk	17,830,360	18,311,603
Percentage on renegotiated portfolio	62.3%	61.5%

(1) Includes the settlement of renegotiated contracts through the execution of new operations.

g)   Income from loans and leasing

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Discounted trade receivables and loans	28,816,325	52,673,476	48,821,348
Financing and on-lending	9,789,625	18,041,437	16,712,101
Agricultural and agribusiness loans	639,983	1,278,823	1,506,278
Subtotal	39,245,933	71,993,736	67,039,727
Recovery of credits charged-off as losses	2,869,174	5,985,211	5,921,032
Subtotal	42,115,107	77,978,947	72,960,759
Leases, net of expenses	149,777	249,743	155,864
Total	42,264,884	78,228,690	73,116,623
44

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

h)  Provision for expected losses, changes in provision for expected losses and expected credit loss associated with credit risk expense

I)	Composition - Provisions for Expected Losses Associated with Credit Risk

Level of risk	R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Supplementary	Existing	Cumulative % on December 31, 2021 (1)	% On December 31, 2020 (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	764,915	764,915	160,077	924,992	0.6	0.6
B	1.0	3,666	19,890	23,556	1,334,434	1,357,990	284,712	1,642,702	1.2	1.2
C	3.0	27,896	84,468	112,364	2,211,704	2,324,068	1,117,899	3,441,967	4.4	8.9
Subtotal		31,562	104,358	135,920	4,311,053	4,446,973	1,562,688	6,009,661	1.1	1.8
D	10.0	127,538	341,948	469,486	1,460,578	1,930,064	3,518,757	5,448,821	28.2	26.6
E	30.0	340,677	727,800	1,068,477	2,039,866	3,108,343	1,946,210	5,054,553	48.8	48.3
F	50.0	434,521	621,295	1,055,816	2,610,012	3,665,828	916,840	4,582,668	62.5	60.8
G	70.0	582,032	953,338	1,535,370	2,378,268	3,913,638	1,276,335	5,189,973	92.8	97.1
H	100.0	5,433,764	5,240,021	10,673,785	8,146,898	18,820,683	-	18,820,683	100.0	100.0
Subtotal		6,918,532	7,884,402	14,802,934	16,635,622	31,438,556	7,658,142	39,096,698	63.7	64.7
Total on December 31, 2021		6,950,094	7,988,760	14,938,854	20,946,675	35,885,529	9,220,830	45,106,359	7.4
%		15.4	17.7	33.1	46.4	79.6	20.4	100.0
Total on December 31, 2020		5,737,220	6,221,646	11,958,866	22,737,256	34,696,122	10,503,301	45,199,423		8.9
%		12.7	13.8	26.5	50.3	76.8	23.2	100.0

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

45

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements
II)	Changes in allowance for loan losses

	R$ thousand
	2021	2020
- Specific provision (1)	11,958,866	14,403,070
- Generic provision (2)	22,737,256	15,376,291
- Supplementary provision (3)	10,503,301	6,884,368
Opening balances at the beginning of the year	45,199,423	36,663,729
Accounting for allowance for loan losses (Note 9h III)	15,453,199	25,228,742
Write-offs	(15,767,935)	(17,336,860)
Foreign exchange variation	221,672	547,117
Balance originating from an acquired institution (4)	-	96,695
Closing balance on December 31	45,106,359	45,199,423
- Specific provision (1)	14,938,854	11,958,866
- Generic provision (2)	20,946,675	22,737,256
- Supplementary provision (3)	9,220,830	10,503,301

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The supplementary provision is constituted considering our provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse); and

(4) Represented by BAC Florida Bank.

III)	Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Amount recorded	7,994,924	15,453,199	25,228,742
Amount recovered	(2,872,115)	(5,985,211)	(5,921,032)
Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)	5,122,809	9,467,988	19,307,710

(1) In the year ended December 31, 2021, there was an assignment of credit not yet written-off, in the amount of R$4,511,338 thousand (R$1,076,953 thousand in 2020), whose sale value was R$1,021,264 thousand (R$146,355 thousand in 2020) and credit assignments of operations previously written off to loss, without retention of risks and benefits in the amount of R$10,336,572 thousand (R$ 7,348,109 thousand in 2020), whose sale value was R$761,917 thousand (R$209,168 thousand in 2020).

11)     OTHER FINANCIAL INSTRUMENTS

Sundry

	R$ thousand
	On December 31, 2021	On December 31, 2020
Foreign exchange portfolio (a)	37,281,983	25,944,605
Credit card operations	45,870,403	34,605,794
Trade and credit receivables (1)	33,508,105	18,393,488
Debtors for escrow deposits	17,807,622	16,804,132
Securities trading	3,842,439	5,259,185
Receivables	10,428,110	7,525,945
Payments to be reimbursed	829,998	618,949
Receivables on sureties and guarantees honored	297,316	146,158
Other investments	40,517	41,415
Receivables from sale of assets	97,375	119,841
Total	150,003,868	109,459,512

(1) It contemplates the termination of the exclusivity right in the exploitation of financial services and products.

46

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

a)  Foreign exchange portfolio

Balances

	R$ thousand
	On December 31, 2021	On December 31, 2020
Assets – other financial instruments
Exchange purchases pending settlement	27,326,455	17,464,744
Foreign exchange and forward documents in foreign currencies	24	2,589
Exchange sale receivables	9,911,900	8,823,836
(-) Advances in domestic currency received	(138,949)	(536,195)
Income receivable on advances granted	182,553	189,631
Total	37,281,983	25,944,605
Liability - Other financial instruments
Exchange sales pending settlement	10,365,523	9,396,397
Exchange purchase payables	26,418,639	16,968,588
(-) Advances on foreign exchange contracts	(16,569,433)	(7,607,428)
Other	78	74
Total	20,214,807	18,757,631
Net foreign exchange portfolio	17,067,176	7,186,974
Memorandum accounts:
- Loans available for import	1,233,034	1,056,613
- Confirmed exports loans	31,508	10,034

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Revenue from financial intermediation – foreign exchange income	3,587,430	3,099,685	4,706,808
Adjustments:
- Income on foreign currency financing (1)	76,653	115,390	366,561
- Income on export financing (1)	1,039,281	1,698,072	1,624,902
- Expenses of liabilities with foreign bankers (2) (Note 16d)	(1,657,155)	(1,846,262)	(5,122,684)
- Funding expenses (3)	(611,313)	(1,231,916)	(1,590,872)
- Other (4)	(1,170,911)	46,113	1,842,708
Total adjustments	(2,323,445)	(1,218,603)	(2,879,385)
Net foreign exchange income	1,263,985	1,881,082	1,827,423

(1) Recognized in “Income from loans”;
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;
(3) Refers to funding expenses of investments in foreign exchange; and
(4) Primarily includes the exchange rate variations of resources invested in foreign currency.

47

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

12)   INVESTMENTS IN CONTROLLED/ASSOCIATES AND JOINTLY CONTROLLED COMPANIES

The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Share of profit (loss) of unconsolidated and jointly controlled companies”, and are demonstrated below:

Companies (1)	R$ thousand
	Capital	Shareholders’ equity adjusted	Number of shares/quotas held (in thousands)			Equity interest in capital	Adjusted income in the 6 month period ended December 31 of 2020	Adjusted income accumulated on December 31		Book value		Equity accounting adjustments in the 2nd semester of 2020	Equity accounting adjustments accrued on december 31 (4)
			Ordinary (ON)	Preferential (PN)	Quotas		2021	2021	2020	On December 31, 2021	On December 31, 2020	2021	2021	2020
Bradseg Participações S.A.	18,221,181	28,202,833	8,189	-	-	97.20%	2,920,294	5,185,638	4,743,101	27,413,154	33,760,185	2,838,526	5,040,440	4,610,294
Quixaba Empreendimentos e Participações Ltda.	5,869,257	5,808,881	-	-	5,869,257	100.00%	198,195	399,525	88,779	5,808,881	10,153,660	198,195	399,525	88,779
Bradesco Seguros S.A.	5,000,000	10,806,424	774,414	-	-	6.32%	1,585,965	13,690,649	3,593,165	682,966	815,755	100,233	865,249	227,088
Ágora Investimentos S.A.	865,780	435,013	310,000	-	-	100.00%	8,829	12,707	9,161	435,013	425,601	8,829	12,707	9,161
Bradescard Elo Participações S.A.	1,400,000	2,622,846	4,167,605	-	-	100.00%	259,335	482,437	489,279	2,622,846	2,148,903	259,335	482,437	489,279
Embaúba Holdings Ltda.	335,000	537,791	-	-	293.795	87.70%	11,536	16,498	9,177	471,643	457,132	10,117	14,469	8,048
BF Promotora de Vendas Ltda.	2,426,220	2,193,862	-	-	2,426,220	100.00%	26,716	28,244	3,205	2,193,862	2,165,618	26,716	28,244	3,205
Haitong Banco de Investimento do Brasil S.A.	420,000	552,820	12,734	12,734	-	20.00%	9,180	181,480	21,920	110,564	106,085	1,836	36,296	4,384
Credival - Participações Administração e Assessoria Ltda.	1,021,027	1,089,592	-	-	102,102,687	100.00%	24,707	35,239	17,632	1,089,592	1,054,686	24,707	35,239	17,632
Bankpar Brasil Ltda. (2)	-	-	-	-	-	0.00%	-	-	-	-	-	-	-	23,792
Foreign exchange gain/loss of branches abroad	-	-	-	-	-	0.00%	-	-	-	-	-	2,996,355	1,971,338	22,319,350
Other (3)	-	-	-	-	-	-	-	-	-	7,831,049	3,128,445	83,334	(667,195)	530,334
Earnings of Associates and Subsidiaries										48,659,570	54,216,070	6,548,183	8,218,749	28,331,346

(1) Date related to December 31, 2021;

(2) Company disposed of in September 2020;

(3) Basically, earnings of affiliates and subsidiaries overseas and investments in the following companies: Ganant Corretora de Seguros Ltda., Miramar Holdings S.A., Tapajós Holding Ltda. and Imagra Imobiliária e Agrícola Ltda; and

(4) The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable.

48

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

13)     PREMISES AND EQUIPMENT

	R$ thousand
	Annual depreciation rate	Cost	Depreciation	Accumulated impairment of non-financial assets	Carrying amount
					On December 31, 2021	On December 31, 2020
Property and equipment:
- Buildings	4%	28,425	(24,957)	(1,583)	1,885	19,100
- Land	-	8,254	-	-	8,254	54,730
Facilities, furniture and premises and equipment	10%	4,870,444	(2,763,307)	(48,733)	2,058,404	2,310,876
Security and communication systems (1)	10%	378,618	(244,569)	(4,488)	129,561	149,273
Data processing systems (1)	20 to 40%	5,043,418	(3,114,146)	(15,393)	1,913,879	1,851,020
Transportation systems	10 to 20%	192,604	(97,306)	-	95,297	111,514
Assets under construction	-	255,945	(9,607)	-	246,337	280,806
Total on December 31, 2021		10,777,707	(6,253,893)	(70,197)	4,453,617
Total on December 31, 2020		11,297,277	(6,444,355)	(75,603)		4,777,319

(1) In 2021, impairment was recorded under "Other Operating Expenses" in the amount of R$19,881 thousand.

The fixed assets to shareholders’ equity ratio is 25.9% (30.1% in December 31, 2020) when only considering companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0% as required by Resolution No. 2,669/99.

14)   INTANGIBLE ASSETS

a)  Goodwill

In the year ended December 31, 2021, goodwill was amortized totaling R$1,251,918 thousand (R$ 1,661,414 thousand) (Note 32) and in the 2nd half of 2021, goodwill was amortized totaling R$304,145 thousand.

b)  Intangible assets

Acquired intangible assets consist of:

	R$ thousand
	Rate of Amortization (1)	Cost	Accumulated amortization	Cost net of amortization
				On December 31, 2021	On December 31, 2020
Acquisition of rights to provide financial services	Contract	8,149,858	(5,107,839)	3,042,019	4,014,696
Software	20%	10,081,627	(7,166,204)	2,915,423	2,340,084
Goodwill (2)	Up to 20%	12,516,650	(10,169,489)	2,347,161	3,589,978
Other	Contract	415,636	(390,208)	25,428	35,386
Total on December 31, 2021		31,163,771	(22,833,740)	8,330,031
Total on December 31, 2020		30,725,354	(20,745,210)		9,980,144

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under “Other Administrative Expenses”; and (ii) Acquisition of Payroll and Goodwill in “Other Operating Expenses”;

(2) On December 31, 2021, there were write-off/impairment losses in: (i) Acquisition of right to provide financial services, in the amount of R$713,113 thousand (R$320,726 thousand in 2020); (ii) Software R$115,885 thousand (R$49,968 thousand in 2020); and (iii) Goodwill R$11,508 thousand (R$478,677 thousand in 2020); and

(3) On December 31, 2021, primarily composed of goodwill on the acquisition of equity interest in BAC Florida Bank - R$1,402,820 thousand (R$1,706,513 thousand as of December 31, 2020), Bradescard Mexico - R$11,449 thousand (R$12,796 thousand as of December 31, 2020), Bradesco BBI – R$51,430 thousand (R$69,026 thousand as of December 31, 2020), Kirton Bank - R$581,893 thousand (R$1,421,663 thousand as of December 31, 2020) and RCB Investimentos - R$96,978 thousand (R$141,023 thousand as of December 31, 2020).

49

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

c)   Changes in intangible assets by type

	R$ thousand
	On December 31, 2020	Additions / (reductions)	Amortization for the period	On December 31, 2021
Acquisition of rights to provide financial services	4,014,696	269,255	(1,241,932)	3,042,019
Software	2,340,084	1,351,598	(776,259)	2,915,423
Goodwill – Future profitability (1)	2,666,436	(1,229,043)	(760,347)	677,046
Goodwill – Based on intangible assets and other reasons (1)	529,961	1,238,144	(456,707)	1,311,398
Goodwill – Difference in fair value of assets/liabilities	393,581	-	(34,864)	358,717
Other	35,386	154,863	(164,821)	25,428
Total	9,980,144	1,784,817	(3,434,930)	8,330,031
Total (2)	10,680,316	3,296,913	(3,997,085)	9,980,144

(1) Based on a purchase price allocation study report (“PPA”), prepared by a specialized and independent contractor, it made the initial allocation of the fair value of the assets acquired and liabilities assumed by BAC Florida; and

(2) Corresponds to the movement of assets from December 31, 2019 to December 31, 2020.

15)   OTHER ASSETS

	R$ thousand
	On December 31, 2021	On December 31, 2020

Prepaid taxes	11,701,883	13,396,320
Other assets and values (a)	5,099,927	4,257,084
Other debtors	3,386,167	3,740,489
Interbank and interdepartmental accounts	15,608,768	9,037,149
Specific receivables	118,448	105,410
Other	1,445,296	1,709,967
Total	37,360,489	32,246,419

a)	Other Assests and Value

I)	Non-financial assets held for sale/other

	R$ thousand
	Cost	Accumulated impairment of non-financial assets	Cost net of provision
			On December 31, 2021	On December 31, 2020
Real estate	2,555,895	(1,683,771)	872,124	964,744
Vehicles and similar	387,305	(243,355)	143,950	126,399
Inventories/warehouse	4,331	-	4,331	7,444
Machinery and equipment	4,412	(3,174)	1,238	1,487
Other	19,605	(18,219)	1,386	39
Total on December 31, 2021	2,971,548	(1,948,519)	1,023,029
Total on December 31, 2020	3,049,453	(1,949,340)		1,100,113

II)	Prepaid expenses

	R$ thousand
	On December 31, 2021	On December 31, 2020
Anticipation for Acquisition of rights to provide financial services	1,085,140	136,583
Commission on the placement of loans and financing (1)	21,348	66,835
Advertising and marketing expenses (2)	368,644	404,116
Other (3)	653,247	600,097
Total	2,128,379	1,207,631

(1) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(2) Prepaid expenses of future advertising and marketing campaigns on media; and
(3) It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

50

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

16)     DEPOSITS FROM BANKS

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2021	On December 31, 2020
Demand deposits - Financial Institutions	1,874,228	-	-	-	1,874,228	1,675,506
Interbank deposits	1,338,487	2,191,103	837,991	288,064	4,655,645	797,217
Securities sold under agreements to repurchase (a)	238,036,256	5,525,708	40,668	1,530,119	245,132,751	247,477,131
Borrowings (b)	2,898,442	16,267,641	7,409,123	-	26,575,206	23,989,841
Onlending (c)	1,399,772	2,515,569	3,590,923	16,218,485	23,724,749	23,814,958
Total on December 31, 2021	245,547,185	26,500,021	11,878,705	18,036,668	301,962,579
%	81.3	8.8	3.9	6.0	100.0
Total on December 31, 2020	251,942,233	18,319,819	9,944,641	17,547,960		297,754,653
%	84.6	6.2	3.3	5.9		100.0

a)	Securities sold under agreements to repurchase

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2021	On December 31, 2020
Sale of own securities	176,917,501	3,524,190	40,668	1,530,119	182,012,478	92,899,592
● Government securities	167,656,396	404,081	-	-	168,060,477	79,862,308
● Debentures	2,723,012	1,140,810	-	11,087	3,874,909	7,505,862
● Foreign	6,538,093	1,979,299	40,668	1,519,032	10,077,092	5,531,422
Securities received as collateral (1)	43,948,808	1,558,691	-	-	45,507,499	144,460,029
Right to sell or repledge the collateral (1)	17,169,947	442,827	-	-	17,612,774	10,117,510
Total on December 31, 2021	238,036,256	5,525,708	40,668	1,530,119	245,132,751
%	97.1	2.3	-	0.6	100.0
Total on December 31, 2020	245,379,026	561,529	10,993	1,525,583		247,477,131
%	99.2	0.2	-	0.6		100.0

(1)   Represented by government securities.

b)  Borrowing

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	On December 31, 2021	On December 31, 2020

In Brazil	-	-	1,010,274	1,010,274	-
– Official Institutions	-	-	1,010,274	1,010,274	-
Overseas	2,898,442	16,267,641	6,398,849	25,564,932	23,989,841
Total on December 31, 2021	2,898,442	16,267,641	7,409,123	26,575,206
%	10.9	61.2	27.9	100.0
Total on December 31, 2020	2,893,968	15,074,570	6,021,303		23,989,841
%	12.1	62.8	25.1		100.0

c)   On-lending (1)

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2021	On December 31, 2020

In Brazil	1,399,772	2,515,569	3,590,923	16,218,485	23,724,749	23,814,958
- FINAME	241,234	1,461,337	1,919,344	8,151,934	11,773,849	10,979,709
- BNDES	1,158,365	1,054,232	1,379,102	8,065,166	11,656,865	12,720,831
- National Treasury	-	-	292,455	-	292,455	112,354
- Other institutions	173	-	22	1,385	1,580	2,064
Total on December 31, 2021	1,399,772	2,515,569	3,590,923	16,218,485	23,724,749
%	5.9	10.6	15.1	68.4	100.0
Total on December 31, 2020	1,841,255	2,559,667	3,391,905	16,022,131		23,814,958
%	7.7	10.8	14.2	67.3		100.0

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

51

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

d)  Borrowing and on-lending expenses

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Borrowing:
- In Brazil	12,243	12,885	15,617
- Overseas	6,309,446	4,742,218	24,856,728
Subtotal borrowing	6,321,689	4,755,103	24,872,345
On-lending in Brazil:
- BNDES	508,779	944,867	691,812
- FINAME	492,680	836,886	794,332
- National Treasury	2,310	2,840	4,702
- Other institutions	5	7	5
On-lending overseas:
Payables to foreign bankers (Note 11a)	1,657,155	1,846,262	5,122,684
Subtotal on-lending	2,660,929	3,630,862	6,613,535
Total	8,982,618	8,385,965	31,485,880

e)  Cost for market funding and inflation

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Savings deposits	2,781,656	4,268,873	3,049,149
Time deposits	8,048,336	11,297,936	5,685,667
Securities sold under agreements to repurchase	9,134,174	13,570,996	8,908,210
Securities issued	5,688,651	7,969,685	5,882,560
Subordinated debts (Note 19b)	2,097,591	3,154,164	2,403,327
Other funding expenses	445,132	814,847	790,998
Total	28,195,540	41,076,501	26,719,911

52

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

17)   DEPOSITS FROM CUSTOMERS

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2021	On December 31, 2020
Demand deposits - customers (1)	56,769,951	-	-	-	56,769,951	50,909,043
Savings deposits (1)	139,341,042	-	-	-	139,341,042	136,698,248
Time deposits (2)	27,507,575	48,499,846	64,030,449	237,173,091	377,210,961	360,630,744
Total on December 31, 2021	223,618,568	48,499,846	64,030,449	237,173,091	573,321,954
%	38.9	8.5	11.2	41.4	100.0
Total on December 31, 2020	204,044,551	50,745,362	55,180,239	238,267,883		548,238,035
%	37.1	9.3	10.1	43.5		100.0

(1) Classified within 1 to 30 days, without considering the historical turnover average; and

(2) Consider the maturities established in the investments.

18)   SECURITIES ISSUED

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2021	On December 31, 2020
Securities – Brazil:
- Financial bills (1)	1,720,033	31,567,386	6,935,861	48,773,159	88,996,439	90,442,619
- Letters of credit for real estate	486,309	4,682,410	6,506,165	29,787,049	41,461,933	27,601,333
- Letters of credit for agribusiness	166,590	1,765,965	3,477,539	11,889,966	17,300,060	14,694,484
- Letters of credit guaranteed by property (2)	493,412	3,357,209	422,301	9,664,027	13,936,949	7,930,718
Subtotal	2,866,344	41,372,970	17,341,866	100,114,201	161,695,381	140,669,154
Securities – Overseas:
- MTN Program Issues (3)	514,400	362,227	72,551	900,673	1,849,851	2,113,000
- Securitization of future flow of money orders received from overseas	-	56,357	55,805	9,024,799	9,136,961	9,119,512
Subtotal	514,400	418,584	128,356	9,925,472	10,986,812	11,232,512
Structured Operations Certificates	22,505	162,825	281,174	2,325,183	2,791,687	1,863,073
Total on December 31, 2021	3,403,249	41,954,379	17,751,396	112,364,856	175,473,880
%	2.0	23.9	10.1	64.0	100.0
Total on December 31, 2020	2,461,435	33,338,441	34,365,862	83,599,001		153,764,739
%	1.6	21.7	22.3	54.4		100.0

(1) On December 31, 2020, includes the amount of R$2,034,532 thousand, related to Financial Bills with guarantee in financial assets (LFG), registered in accordance with Circular Letter No. 4,050 of BACEN of May 13, 2020, transaction settled on May 6, 2021;

(2) Funding guaranteed by the real estate credit portfolio, in the amount of R$15,288,584 thousand (R$8,942,892 thousand in December 31, 2020), which complies with all the requirements determined by BACEN Resolution No. 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 1, 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 260, 254 and 262 months and a term of 3, 48 and 45 months, the credit rights correspond to 1.08% of total assets and 43.02% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 86.55% and 9.33%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 4,598/17; and

(3) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

53

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

a)  Movement of funds from issuance of securities

	R$ thousand
	2021	2020
Opening balances at the beginning of the year	153,764,739	186,297,851
Issuance	105,992,968	69,043,229
Interest	7,969,685	5,882,560
Settlement and interest payments	(93,088,541)	(107,408,485)
Foreign exchange variation	835,029	(50,416)
Closing balance on December 31	175,473,880	153,764,739

19)   SUBORDINATED DEBT

a)  Composition by maturity

	R$ thousand
	Original term in years	Nominal amount	On December 31, 2021	On December 31, 2020
In Brazil
Financial bills:
2022	7	3,306,811	5,413,488	6,662,957
2023	7	1,347,452	2,125,935	2,011,986
2024	7	67,450	105,003	93,765
2025	7	5,425,906	6,427,648	6,126,601
2027	7	401,060	430,028	403,352
2021	8	-	-	2,565
2023	8	1,523,546	2,685,658	2,798,899
2024	8	136,695	214,204	196,932
2025	8	6,193,653	6,477,614	6,340,117
2026	8	694,800	821,253	783,605
2028	8	55,437	59,315	55,702
2021	9	-	-	15,460
2024	9	4,924	10,653	9,347
2025	9	370,344	546,022	507,771
2027	9	89,700	113,969	104,782
2021	10	-	-	56,608
2022	10	54,143	147,062	128,910
2023	10	688,064	1,504,108	1,318,725
2025	10	284,137	709,953	596,797
2026	10	196,196	380,719	329,699
2027	10	256,243	377,838	338,894
2028	10	248,300	355,845	308,959
2030	10	134,500	155,130	139,596
2031	10	7,270,000	7,491,477	-
2026	11	3,400	6,226	5,477
2027	11	47,046	70,532	65,771
2028	11	74,764	115,528	100,369
Perpetual		11,150,455	11,458,580	9,389,642
Subtotal in Brazil			48,203,788	38,893,288
Overseas:
2021	11	-	-	8,539,366
2022	11	6,138,550	6,255,730	5,822,747
Subtotal overseas			6,255,730	14,362,113
Total (1) (2) (3)			54,459,518	53,255,401

(1) It includes the amount of R$31,129,540 thousand (R$26,741,610 thousand on December 31, 2020), refers to subordinated debts recognized as “Eligible Debt Capital Instruments” for regulatory capital purpose – see note 34b;

(2) The information on results is presented on Note 17e; and

(3) During the year ended December 31, 2021, the subordinated debt issued abroad - Bradesco Grand Cayman - reached the maturity date and was settled for R$8,314,720 thousand.

54

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

b)  Movement of subordinated debts

	R$ thousand
	2021	2020
Opening balances at the beginning of the year	53,255,401	49,318,063
Issuance	9,130,200	688,186
Interest	3,154,164	2,403,327
Settlement and interest payments	(11,165,628)	(2,374,538)
Foreign exchange variation	85,381	3,220,363
Closing balance on December 31	54,459,518	53,255,401

20)   OTHER FINANCIAL LIABILITIES

	R$ thousand
	On December 31, 2021	On December 31, 2020

Interbank and interdepartmental accounts	46,548,060	36,652,214
Foreign exchange portfolio (Note 11a)	20,214,807	18,757,631
Obligations for operations linked to assignment	5,199,819	6,098,991
Securities trading	3,534,234	5,742,052
Total	75,496,920	67,250,888

21)   PROVISIONS

a)  Other reserves

	R$ thousand
	On December 31, 2021	On December 31, 2020

Provision for contingencies (Note 21b IV)	21,034,428	21,310,181
Provision for Financial guarantees provided (I)	2,077,041	2,219,444
Other	7,209,362	6,735,885
Total	30,320,831	30,265,510

I)	Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted.

	R$ thousand
	On December 31, 2021		On December 31, 2020
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Surety and guarantees in judicial and administrative proceedings of a fiscal nature	35,279,837	(816,655)	36,166,993	(856,200)
Bank sureties	45,978,225	(1,257,801)	43,056,379	(1,353,020)
Others	2,209,133	(2,585)	1,013,324	(10,224)
Total	83,467,195	(2,077,041)	80,236,696	(2,219,444)

55

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

22)   PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)  Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)  Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I	- Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco’s former employees do not represent individually relevant amounts.

II	- Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of interest in executions arising from Public Civil Actions and succession.

56

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months, an opportunity in which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually revaluated based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III	- Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-	PIS and COFINS – R$2,734,282 thousand (R$2,697,431 thousand in December 2020): claims to calculate and collect contributions to PIS and Cofins only on the sale of goods / rendering of services (billing), excluding from the calculation bases Financial income;

-	Pension Contributions – R$1,654,435 thousand (R$1,660,787 thousand in December 2020): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-	IRPJ/CSLL on losses of credits – R$887,497 thousand (R$1,262,225 thousand in December 2020): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

57

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements
-	IRPJ/CSLL on MTM – R$647,878 thousand (R$635,802 thousand in December 2020): IRPJ and CSLL deficiency note related to the exclusions of revenues marking Securities at fair value in 2007; and

-	INSS – Contribution to SAT – R$450,289 thousand (R$440,524 thousand in December 2020): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV	- Provisions by nature

	R$ thousand
	On December 31, 2021	On December 31, 2020
Labor claims	6,385,355	6,472,878
Civil claims	7,705,475	7,591,658
Provision for tax risks	6,943,598	7,245,645
Total (Note 20a)	21,034,428	21,310,181

V	- Changes in provisions – Provision expenses

	R$ thousand
	Labor	Civil	Tax
Balance on December 31, 2020	6,472,878	7,591,658	7,245,645
Adjustment for inflation	756,267	347,926	148,783
Provisions, net of (reversals and write-offs)	790,089	1,540,641	(426,446)
Payments	(1,633,879)	(1,774,750)	(24,384)
Balance on December 31, 2021	6,385,355	7,705,475	6,943,598

c)	Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2021, R$7,600,095 thousand (R$6,718,086 thousand in December 2020) for civil claims and R$29,779,111 thousand (R$28,453,423 thousand in December 2020) for tax proceedings.

The main fiscal proceedings in this category are:

-	IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,708,225 thousand (R$9,431,944 thousand in December 2020): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

-	COFINS – 2001 and 2005 – R$5,450,794 thousand (R$5,353,592 thousand in december 2020): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

58

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements
-	IRPJ and CSLL – 2006 to 2017 – R$3,120,523 thousand (R$2,970,591 thousand in December 2020), relating to goodwill amortization being disallowed on the acquisition of investments;

-	Social Security Contribution Taxes – 2014 to 2017 – R$2,797,826 thousand (R$2,079,650 thousand in December 2020): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

-	Leasing companies’ Tax on Services of any Nature (ISSQN), R$1,466,305 thousand (R$2,485,745 thousand in December 2020) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected. The reduction in the amount was due to the adhesion to the Incentive Installment Program (PPI) from the Municipality of São Paulo during October 2021;

-	IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,168,741 thousand (R$848,605 thousand in December 2020): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation; and

-	IRPJ and CSLL deficiency note – 2008 to 2016 – R$875,658 thousand (R$834,272 thousand on December 31, 2020): relating to disallowance of expenses with credit losses;

-	PLR - Profit Sharing - Base years from 2009 to 2011 - R $ 506,911 thousand (R$462,516 thousand in December 2020): assessments for the requirement of social security contribution on amounts paid to employees as profit sharing, for alleged disregard of the rules contained in Law No. 10,101 / 00 from acquired companies; and
-	PIS and COFINS notifications and disallowances of compensations – R$221,214 thousand (R$274,311 thousand in December 2020): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies.

d)  Other matters

Due to the so-called “Operação Zelotes” (“Zealots Operation”), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco’s Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed, and is currently waiting for the decision of the first-degree court, Bradesco is not part of this process.

The Company's Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any irregular conduct practiced by its former representatives.

As a result of Operação Zelotes, the Corregedoria Geral do Ministério da Fazenda (General Internal Affairs of the Ministry of Finance) promoted an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process ("PAR"). The filing decision of the related procedure was published in Section 2 of the Diário Oficial da União (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General's Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846, of 2013.

59

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

23)     OTHER LIABILITIES

	R$ thousand
	On December 31, 2021	On December 31, 2020
Sundry creditors (1)	4,684,454	4,973,529
Payment of taxes and other contributions	544,028	550,328
Credit card operations	3,944,174	3,337,914
Taxes and contributions payable	3,087,493	2,736,994
Liabilities for acquisition of assets and rights	747,689	677,370
Social and statutory	457,169	3,646,975
Obligations for quotas of investment funds	2,334,734	2,194,442
Other	6,283,871	8,219,538
Total	22,083,612	26,337,090

(1) It contemplates the termination of the exclusivity right in the exploitation of financial services and products.

24)     SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)  Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On December 31, 2021	On December 31, 2020
Common	4,870,579,247	4,435,106,575
Preferred	4,848,500,325	4,435,106,111
Subtotal	9,719,079,572	8,870,212,686
Treasury (common shares) (1)	(17,493,900)	(7,307,259)
Treasury (preferred shares) (1)	(12,051,100)	(27,378,542)
Total outstanding shares	9,689,534,572	8,835,526,885

(1) In the first quarter of 2021, the cancellation of all shares held in treasury issued by the Company was approved and after revocation in April 2021, the repurchase of shares issued by the company to be held in treasury was approved (item e).

b)  Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2020	4,427,799,316	4,407,727,569	8,835,526,885
Increase of capital stock with issuing of shares – bonus of 10% (1)	442,779,931	440,772,756	883,552,687
Acquisition of treasury shares	(17,493,900)	(12,051,100)	(29,545,000)
Number of outstanding shares as at December 31, 2021	4,853,085,347	4,836,449,225	9,689,534,572

(1) It benefited the shareholders registered in the records of Bradesco on April 16, 2021.

In the Special Shareholders’ Meeting of March 10, 2021, the approval was proposed by the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$79,100,000 thousand to R$83,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 883,552,687 new nominative-book entry shares, with no nominal value, whereby 442,779,931 are common and 440,772,756 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

60

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

c)	Profit reserves

	R$ thousand
	On December 31, 2021	On December 31, 2020

Profit reserves
- Legal reserve (1)	11,548,007	10,450,722
- Statutory reserve (2)	56,122,893	48,955,093
Total	67,670,900	59,405,815

(1) Compulsorily constituted on the basis of 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and

(2) In order to maintain an operating margin compatible with the development of the Company's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock.

d)	Earnings per share

i.	Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below. For the purposes of calculating earnings per share, the quantity of shares was adjusted as if the share bonus approvaed on March 10, 2021 had occurred at the beginning of the earliest period presented:

	Year ended on December 31
	2021 (1)	2020 (1)
Net earnings attributable to the Organization’s common shareholders (R$ thousand)	10,476,174	7,898,810
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	11,469,514	8,647,767
Weighted average number of common shares outstanding (thousands)	4,862,614	4,870,579
Weighted average number of preferred shares outstanding (thousands)	4,842,953	4,848,500
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	2.15	1.62
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	2.37	1.78

ii.	Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

e)	Interest on Shareholders’ Equity/dividends

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

At a meeting of the Board of Directors held on June 22, 2021, the Board of Executive Officers' proposal for payment to shareholders of intermediary interest on equity, for the first semester of 2021, in the amount of R$ 5,000,000 thousand, of which R$ $0.490007301 per common share and R$0.539008031 per preferred share, which payment was made on July 12, 2021.

At a meeting of the Board of Directors on December 9, 2021, the Board of Executive Officers' proposal was approved for the payment to shareholders of complementary dividends and interest on equity, related to the second half of 2021, in the amount of R$2,200,000 thousand, being dividends in the amount of R$2,000,000 thousand R$0.196595372 per common share and R$0.216254909 per preferred share and interest on equity in the amount of R$200,000 thousand R$0.019659537 per common share and R$0.021625491, which payment was made on December 30, 2021.

61

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

Interest on shareholders’ equity for the year ended December 31, 2021, is calculated as follows:

	R$ thousand	% (1)
Net income for the period	21,945,688
(-) Legal reserve	1,097,285
Adjusted calculation basis	20,848,403
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid	7,240,089
Withholding income tax on interest on shareholders' equity	(1,086,013)
Interest on shareholders' equity (net)	6,154,076
Supplementary dividends paid	2,000,000
Interest on shareholders' equity (net) and total dividends accumulated in December 31, 2021	8,154,076	39.11
Interest on Shareholders’ Equity (net) accumulated in December 31, 2020	4,715,775	30.00

(1) Percentage of interest on shareholders’ equity/dividends after adjustments.

Interest on shareholders’ equity were paid, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,861,951	279,293	1,582,658
Supplementary interest on shareholders´ equity paid	0.397359	0.437094	3,686,020	552,903	3,133,117
Total year ended on December 31, 2020	0.604357	0.664792	5,547,971	832,196	4,715,775

Monthly interest on shareholders’ equity paid	0.206998	0.227698	2,040,089	306,013	1,734,076
Intermediary interest on shareholders’ equity paid (1)	0.490007	0.539008	5,000,000	750,000	4,250,000
Supplementary interest on shareholders´ equity paid (2)	0.019660	0.021625	200,000	30,000	170,000
Supplementary dividends paid (2)	0.196595	0.216255	2,000,000	-	2,000,000
Total year ended on December 31, 2021	0.913260	1.004586	9,240,089	1,086,013	8,154,076

(1) Interest on equity paid on July 12, 2021; and

(2) Interest on equity and supplementary dividends paid on December 30, 2021.

f)	Treasury shares

In the Special Shareholders’ Meeting held on March 10, 2021, was approved the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 34,685,801 nominative-book-entry shares, being 7,307,259 common shares and 27,378,542 preferred, without reduction of share capital, approved by Bacen on April 6, 2021.

On April 23, 2021, the Board of Directors decided to revoke the repurchase program of shares issued for treasury and subsequent sale or cancellation, currently in effect, approved on December 23, 2020, which authorized the acquisition of up to 15,000,000 shares and institute a new repurchase program (“new program”) that authorizes Bradesco's Board of Directors to acquire, in the period from April 26, 2021 up to 48,705,792 common shares and up to 48,485,003 preferred shares.

On December 31, 2021, 17,493,900 common shares and 12,051,100 preferred shares remained in treasury, with a total cost of R$666,702 thousand. The minimum, average and maximum cost per common share is R$17.94, R$21.07 and R$24.28 and per preferred share is R$20.88, R$24.73 and R$28.31 respectively. The market value of these shares, on December 31, 2021, was R$16.19 per common share and R$19.21 per preferred share.

25)     NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of December 31, 2021, the balance of minority interests in subsidiaries was R$10,674 thousand (R$4,957 thousand on December 31, 2020), represented, primarily by RCB Investimentos S.A..

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Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

26)     FEE AND COMMISSION INCOME

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Credit card income	4,020,019	7,487,845	6,727,510
Checking account	4,037,477	7,980,149	7,928,761
Loans	1,480,428	2,776,672	2,672,745
Collections	894,321	1,757,775	1,821,765
Consortium management	1,149,715	2,202,959	1,921,206
Asset management	783,756	1,533,885	1,535,133
Custody and brokerage services	687,842	1,391,339	1,287,208
Underwriting/ Financial advisory services	568,654	1,211,256	1,150,459
Payments	219,179	440,155	462,535
Other	375,733	768,422	645,345
Total	14,217,124	27,550,457	26,152,667

27)     PAYROLL AND RELATED BENEFITS

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Salaries	5,043,862	9,523,205	8,589,246
Benefits	2,109,395	4,128,133	4,179,896
Social security charges	1,603,094	3,033,941	3,096,489
Employee profit sharing	845,617	1,645,447	1,427,278
Training	50,092	78,165	77,516
Total	9,652,060	18,408,891	17,370,425

28)     OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Depreciation and amortization	2,061,464	4,719,032	4,899,306
Outsourced services	2,325,325	4,351,655	4,233,050
Data processing	1,314,515	2,519,738	2,397,835
Rental	892,029	1,748,365	1,717,723
Communication	569,740	1,184,345	1,257,484
Asset maintenance	622,254	1,229,138	1,235,898
Financial system services	511,402	1,023,490	1,040,912
Security and surveillance	282,938	581,656	698,206
Advertising and marketing	706,752	1,044,297	896,502
Transport	351,776	662,312	643,168
Asset leases	277,057	618,408	678,666
Water, electricity and gas	170,324	344,418	359,087
Supplies	58,163	106,669	137,795
Travel	16,739	28,512	58,166
Other	540,189	990,919	1,011,704
Total	10,700,667	21,152,954	21,265,502

63

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

29)     TAX EXPENSES

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Contribution for Social Security Financing (COFINS)	1,687,518	3,647,966	2,851,626
Social Integration Program (PIS) contribution	279,697	603,490	473,247
Tax on Services (ISSQN)	649,617	1,203,452	1,088,286
Municipal Real Estate Tax (IPTU) expenses	32,771	109,185	117,350
Other	70,711	156,744	366,054
Total	2,720,314	5,720,837	4,896,563

30)   OTHER OPERATING INCOME

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Other interest income	853,799	1,761,382	1,183,130
Reversal of other operating provisions	1,093,438	2,295,639	2,073,253
Revenues from recovery of charges and expenses	277,730	412,802	318,220
Other	1,233,482	2,087,112	1,276,874
Total	3,458,449	6,556,935	4,851,477

31)   OTHER OPERATING EXPENSES

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Other finance costs	721,298	990,444	806,834
Sundry losses	283,653	474,874	350,490
Discount granted	723,058	1,683,353	2,728,750
Commissions on loans and financing	384,506	722,036	518,944
Card marketing expenses	1,637,528	3,078,632	2,858,522
Other	4,336,692	7,064,262	7,363,325
Total	8,086,735	14,013,601	14,626,865

32)   NON-OPERATING INCOME (LOSS)

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Gain/loss on sale and write-off of assets and investments	(42,058)	(9,448)	(223,769)
Recording/reversal of non-operating provisions (1)	(161,657)	(311,964)	(70,406)
Other	17,969	42,789	25,178
Total	(185,746)	(278,623)	(268,997)

(1) Includes primarily the provision for devaluation of non-financial assets held for sale.

64

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

33)     RELATED-PARTY TRANSACTIONS

a)	Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 4,818/20 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	R$ thousand
	Shareholders of the parent (1)		Affiliates, controlled and shared control (2)		Key Management Personnel (3)		Total
	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Assets
Interbank investments	-	-	431,132	186,504	-	-	431,132	186,504
Securities and derivative financial instruments	113,137	62,326	239,755	644,796	-	-	352,892	707,122
Loans and other assets	11	16	9,950,490	1,605,223	186,714	119,659	10,137,215	1,724,898
Liabilities
Demand deposits/Savings accounts	7,726	164,651	571,850	105,727	21,217	17,685	600,793	288,063
Time deposits	2,472,296	1,289,430	4,063,980	2,869,377	275,519	126,130	6,811,795	4,284,937
Securities sold under agreements to repurchase	969,421	675,893	19,207	247,825	-	-	988,628	923,718
Funds from issuance of securities and subordinated debts	14,179,462	11,480,275	9,125,897	8,741,750	763,057	702,417	24,068,416	20,924,442
Derivative financial instruments	-	32,219	45,485	2,431	-	-	45,485	34,650
Interest on own capital payable	54,732	1,195,928	-	-	-	-	54,732	1,195,928
Other liabilities	-	-	12,251,833	10,834,610	30,737	18,594	12,282,570	10,853,204

65

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

	2nd semester - R$ thousand
	Shareholders of the parent (1)	Affiliates, controlled and shared control (2)	Key Management Personnel (3)	Total
Income from financial intermediation	1	16,894	-	16,895
Financial intermediation expenses	(571,847)	(442,287)	(30,457)	(1,044,591)
Income from services provided	62	59,485	42	59,589
Other expenses net of other operating revenues	33,321	(1,130,916)	378,501	(719,094)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

	Year ended on December 31 - R$ thousand
	Shareholders of the parent (1)		Affiliates, controlled and shared control (2)		Key Management Personnel (3)		Total

	2021	2020	2021	2020	2021	2020	2021	2020
Income from financial intermediation	25,474	40,506	43,348	58,946	-	-	68,822	99,452
Financial intermediation expenses	(814,492)	(488,882)	(637,393)	(601,196)	(44,837)	(45,003)	(1,496,722)	(1,135,081)
Income from services provided	159	109	106,683	105,084	145	119	106,987	105,312
Other expenses net of other operating revenues	64,417	58,434	(2,356,528)	(2,185,506)	118,348	89,582	(2,173,763)	(2,037,490)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

66

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements
b)	Remuneration of key management personnel

Each year, the Annual Shareholders’ Meeting approves:

•	The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•	The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the conglomerate).

For 2021, the maximum amount of R$892,614 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$522,000 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and / or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Remuneration and Social Security Contribution to the INSS	501,460	892,580	534,696
Total	501,460	892,580	534,696

Post-employment benefits

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Defined contribution supplementary pension plans	311,780	516,118	513,082
Total	311,780	516,118	513,082

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

Direct ownership	On December 31, 2021	On December 31, 2020

● Common shares	0.33%	0.53%
● Preferred shares	0.80%	0.91%
● Total shares (1)	0.57%	0.72%

(1) On December 31, 2021, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.35% of common shares, 0.84% of preferred shares and 1.60% of all shares (2.65% of common shares, 0.95% of preferred shares and 1.80% of all shares on December 31, 2020).

67

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

34)     RISK AND CAPITAL MANAGEMENT

a)  Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

•	Integrated Risk Management and Capital Allocation Committee, whose objective is to advise the Chief Executive Officer in the performance of his duties in the management and control of all risks and the Organization's capital; and
•	Risk Committee, whose main objective is to assess the Organization's risk management framework, as well as to advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI - None of the information contained on the websites referred to or referenced in this report is part of, or incorporated by reference in, the financial statements.

b)  Capital Management

The Basel Ratio is part of the set of indicators, monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

68

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio (1)	R$ thousand
	Prudential Conglomerate
	On December 31, 2021	On December 31, 2020
Tier I capital	130,565,270	118,281,835
Common equity	119,106,690	108,982,064
Shareholders’ equity	147,121,011	143,702,640
Non-controlling interest / Other	(27,227)	164,088
Prudential adjustments	(27,987,094)	(34,884,664)
Additional capital (1)	11,458,580	9,299,771
Tier II capital (2)	19,670,960	17,441,839
Subordinated debts (Resolution No. 4,192/13)	19,670,960	16,274,254
Subordinated debts (prior to CMN Resolution No. 4,192/13)	-	1,167,585
Reference Equity (a)	150,236,230	135,723,674

- Credit risk	873,736,764	779,588,540
- Market risk	7,995,181	14,690,553
- Operational risk	71,593,740	64,413,820
Risk-weighted assets – RWA (b)	953,325,685	858,692,912

Basel ratio (a/b)	15.8%	15.8%
Tier I capital	13.7%	13.8%
- Common equity	12.5%	12.7%
- Additional capital	1.2%	1.1%
Tier II capital	2.1%	2.0%

(1) According to Resolution No. 4,193/13, the minimum required for tier I and common equity are 9.0% and 7.5%, respectively; and

(2) “Eligible Debt Capital Instruments” for regulatory capital purposes - refer to Note 20a.

c) Indicator of Global Systemic Importance (IAISG)

According to the Resolutions No. 171/21 and No. 54/20, Bradesco discloses annually the calculation for the evaluation of global systemic importance (IAISG), calculated on a consolidated basis, which establishes an additional capital requirement for financial institutions classified as systemically important.

d)    Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The socio-environmental risk management process has a governance structure, made up of committees, policies, rules and procedures, which ensures the proper identification, measurement, mitigation, monitoring and reporting of this risk. This process complies with Bacen Resolution No. 4,327/14 and observes the principles of relevance and proportionality, necessary given the complexity of the Organization's financial products and activity profile.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization’s Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business

69

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory to the Equator Principles since 2004, which evaluates, among other requirements, the working conditions, respect for human rights, and impacts on traditional communities and the environment of projects financed, observing Brazilian legislation, guidelines the International Finance Corporation (IFC), and the World Bank Health, Safety and Environment Guidelines.

Since 2019, we have participated in sectoral initiatives focused on the development of methodologies and climate risk management tools for the banking industry, aligned with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.

At the international level, we participate in pilot projects coordinated by the financial section of the United Nations Environment Program (UNEP-FI), alongside banks from different countries..

e)    Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	R$ thousand
	On December 31, 2021			On December 31, 2020
	Total	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets
Cash and due from banks	20,593,343	13,410,611	7,182,732	7,789,263
Financial instruments	1,243,711,797	1,131,879,321	111,832,476	90,136,459
- Interbank investments	83,066,573	80,832,555	2,234,018	1,998,229
- Compulsory deposits with the Brazilian Central Bank	87,317,302	87,204,208	113,094	61,658
- Securities	392,110,241	359,895,917	32,214,324	32,920,582
- Derivative financial instruments	21,231,782	20,852,192	379,590	700,618
- Loans	509,982,031	462,301,838	47,680,193	33,940,017
- Other financial instruments	150,003,868	120,792,611	29,211,257	20,515,355
Leases	3,283,590	3,283,590	-	-
Expected credit loss associated with credit risk	(45,106,359)	(42,738,636)	(2,367,723)	(2,773,441)
- Loans	(42,228,878)	(39,861,177)	(2,367,701)	(2,773,427)
- Leases	(57,535)	(57,535)	-	-
- Other receivables	(2,819,946)	(2,819,924)	(22)	(14)
Deferred income tax assets	81,165,209	81,161,834	3,375	24,172
Investments in subsidiaries/affiliates and jointly controlled entities	48,659,570	48,179,391	480,179	461,036
Premises and equipment, net	10,777,707	10,582,262	195,445	175,402
Intangible assets	31,163,771	30,962,642	201,129	175,979
Accumulated depreciation and amortization	(29,087,633)	(28,762,219)	(325,414)	(289,815)
- Premises and equipment	(6,253,893)	(6,093,486)	(160,407)	(140,372)
- Intangible assets	(22,833,740)	(22,668,733)	(165,007)	(149,443)
Other assets	37,360,489	36,669,610	690,879	871,221
Accumulated impairment of non-financial assets	(3,723,529)	(3,718,666)	(4,863)	(5,441)
Total assets	1,398,797,955	1,280,909,740	117,888,215	96,564,835

Liabilities
Deposits and other financial liabilities	1,194,190,457	1,071,140,629	123,049,828	109,794,929
- Deposits from banks	301,962,579	265,835,058	36,127,521	30,144,125
- Deposits from customers	573,321,954	523,512,947	49,809,007	34,241,101
- Securities issued	175,473,880	164,487,069	10,986,811	11,232,513
- Subordinated debts	54,459,518	48,203,789	6,255,729	14,362,114
- Derivative financial instruments	13,475,606	9,193,709	4,281,897	4,556,394
- Other financial liabilities	75,496,920	59,908,057	15,588,863	15,258,682
Provisions	30,320,831	30,112,342	208,489	134,313
70

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

	R$ thousand
	On December 31, 2021			On December 31, 2020
	Total	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
- Other reserves	30,320,831	30,112,342	208,489	134,313
Deferred income tax liabilities	5,071,370	4,913,472	157,898	321,193
Other liabilities	22,083,612	21,574,302	509,310	980,843
Total liabilities	1,251,666,270	1,127,740,745	123,925,525	111,231,278
				-
Shareholders’ equity				-
Equity attributable to shareholders of the parent	147,121,011	147,121,011	-	-
Non-controlling interest	10,674	10,674	-	-
Total Shareholders’ equity	147,131,685	147,131,685	-	-
Total Liability and Shareholders’ equity	1,398,797,955	1,274,872,430	123,925,525	111,231,278
Net position of assets and liabilities			(6,037,310)	(14,666,443)
Net position of derivatives (2)			2,344,269	(4,216,783)
Other net off-balance-sheet accounts (3)			(709,998)	3,144,242
Net foreign exchange position (passive) (4)			(4,403,039)	(15,738,984)

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in off-balance-sheet accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$1,985,039 thousand in the year ended December 31, 2021 (R$22,394,431 thousand in 2020), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$475,378 thousand (R$459,254 thousand in 2020).

71

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

II - The statement of financial position by maturity

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets
Cash and due from banks	20,593,343	-	-	-	-	20,593,343
Financial instruments	546,118,001	168,381,550	96,045,051	433,167,195	-	1,243,711,797
- Interbank investments (1)	61,544,089	11,940,830	6,812,695	2,768,959	-	83,066,573
- Compulsory deposits with the Brazilian Central Bank	87,204,208	113,094	-	-	-	87,317,302
- Securities (1) (2)	256,044,793	19,494,783	6,244,694	110,325,971	-	392,110,241
- Derivative financial instruments (1) (2)	4,891,110	2,367,960	768,322	13,204,390	-	21,231,782
- Loans	40,027,123	97,808,579	74,917,055	297,229,274	-	509,982,031
- Other financial instruments	96,406,678	36,656,304	7,302,285	9,638,601	-	150,003,868
Leases	3,282,645	342	509	94	-	3,283,590
Expected credit loss associated with credit risk	(10,595,472)	(7,147,093)	(5,594,339)	(21,769,455)	-	(45,106,359)
- Loans	(9,269,667)	(6,029,948)	(5,261,806)	(21,667,457)	-	(42,228,878)
- Leases	(3,804)	(8,557)	(9,457)	(35,717)	-	(57,535)
- Other receivables	(1,322,001)	(1,108,588)	(323,076)	(66,281)	-	(2,819,946)
Deferred income tax assets	87,316	19,742,271	8,878,815	52,456,807	-	81,165,209
Investments in associates and jointly controlled entities	-	-	-	-	48,659,570	48,659,570
Premises and equipment, net	143,274	716,369	859,643	2,796,274	8,254	4,523,814
Intangible assets	264,532	867,812	996,245	6,023,435	178,007	8,330,031
Other assets	17,769,552	8,314,542	2,431,192	8,845,203	-	37,360,489
Accumulated impairment of non-financial assets	(3,723,358)	-	-	(171)	-	(3,723,529)
Total on December 31, 2021	573,939,833	190,875,793	103,617,116	481,519,382	48,845,831	1,398,797,955
Total on December 31, 2020	567,994,241	167,773,420	93,469,692	458,832,644	54,464,907	1,342,534,904

Liabilities
Deposits and other financial liabilities	533,254,637	141,680,279	103,782,399	404,014,562	11,458,580	1,194,190,457
- Deposits from banks (1) (3)	245,547,185	26,500,021	11,878,705	18,036,668	-	301,962,579
- Deposits from customers (3)	223,618,568	48,499,846	64,030,449	237,173,091	-	573,321,954
- Securities issued	3,403,249	41,954,379	17,751,396	112,364,856	-	175,473,880
- Subordinated debts	12,318	6,316,553	5,487,408	31,184,659	11,458,580	54,459,518
- Derivative financial instruments	7,402,715	486,330	728,575	4,857,986	-	13,475,606
- Other financial liabilities	53,270,602	17,923,150	3,905,866	397,302	-	75,496,920
Provisions	8,456,116	1,158,497	1,477,383	19,228,835	-	30,320,831
- Other reserves	8,456,116	1,158,497	1,477,383	19,228,835	-	30,320,831
Deferred income tax liabilities	29,732	6,785	10,138	5,024,715	-	5,071,370
Other liabilities	19,718,785	841,448	278,266	1,245,113	-	22,083,612
72

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total

Shareholders’ equity
Equity attributable to shareholders of the parent	-	-	-	-	147,121,011	147,121,011
Non-controlling interest	-	-	-	-	10,674	10,674
Total Shareholders’ equity	-	-	-	-	147,131,685	147,131,685
Total on December 31, 2021	561,459,270	143,687,009	105,548,186	429,513,225	158,590,265	1,398,797,955
Total on December 31, 2020	548,294,619	119,439,238	105,071,542	416,632,266	153,097,239	1,342,534,904

Net assets accumulated on December 31, 2021	12,480,563	59,669,347	57,738,277	109,744,434
Net assets accumulated on December 31, 2020	19,699,622	68,033,805	56,431,955	98,632,333

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and
(3) Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover.

73

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

35)     EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, a defined benefit plan, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of variable contribution, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well Health Plan of employees from Lloyds.

In accordance with CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15, Bradesco and its subsidiaries, as sponsors of said plans, consider an economic and actuarial study to calculate actuarial commitments using the real rate of interest and recognizing the obligation in the financial statements. The funds guaranteeing the pension plans are investing in accordance with the applicable legislation (public and private bonds, shares of publicly-held companies and real estate companies). The main assumptions used by the independent actuary in the actuarial valuation are as follows:

74

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

Risk factors	On December 31
	2021	2020
Nominal discount rate	3.25% - 8.65% a.a.	3.25% - 7.26% a.a.
Nominal rate of future salary increases	3.25% p.a.	3.25% p.a.
Nominal growth rate of social security benefits and plans	3.25% p.a.	3.25% p.a.
Initial rate of growth of medical costs	7.38% - 7.90% a.a.	7.38% - 8.41% p.a.
Inflation rate	3.25% p.a.	3.25% p.a.
Biometric table of overall mortality	AT 2000 and BR-EMS	AT 2000 and BR-EMS
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, in accordance with CPC 33 (R1), the present value of the actuarial obligations of the benefit plans and of their assets to cover these obligations is represented below:

	R$ thousand
	Retirement Benefits		Other post-employment benefits
	Year ended on December 31		Year ended on December 31
	2021	2020	2021	2020
(i) Projected benefit obligations:
At the beginning of the year	3,182,128	3,065,146	966,430	917,870
Cost of current service	305	546	-	-
Interest cost	215,259	212,033	65,985	66,772
Participant’s contribution	450	556	-	-
Actuarial gain/(loss) (1)	(155,242)	123,504	(146,763)	13,671
Past service cost - plan changes	-	-	-	-
Early elimination of obligations	-	-	(12,023)	-
Benefit paid	(244,231)	(219,657)	(32,511)	(31,883)
At the end of the year	2,998,669	3,182,128	841,118	966,430

(ii) Plan assets at fair value:
At the beginning of the year	2,759,745	2,716,865
Expected earnings	186,324	187,531
Actuarial gain/(loss) (1)	(175,560)	59,071
Contributions received:
Employer	28,025	15,150
Employees	450	556
Benefit paid	(244,157)	(219,428)
At the end of the year	2,554,827	2,759,745	-	-

(iii) Changes in the unrecoverable surplus:
At the beginning of the year	310	36,155
Interest on the irrecoverable surplus	29	2,736
Change in irrecoverable surplus (1)	7,113	(38,581)
At the end of the year	7,452	310	-	-

(iv) Financed position:
Deficit plans (2)	451,294	422,693	841,118	966,430
Net balance	451,294	422,693	841,118	966,430

(1) In the year ended December 31, 2021, the remeasurement effects recognized in Shareholders' Equity, in Other Comprehensive Income totaled R$ (65,671) thousand, R$ 21,593 thousand in 2020, net of tax effects; and

(2) Bradesco and its subsidiaries, as sponsors of above-mentioned plans, considering an economic and actuarial study, calculated their actuarial commitments and recognized in their financial statements the actuarial obligation due.

75

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

The net cost/(benefit) of the pension plans, recognized in the income statement, include the following components:

	R$ thousand
	Year ended on December 31
	2021	2020
Projected benefit obligations:
Cost of service	1,325	546
Cost of interest on actuarial obligations	281,184	278,805
Expected earnings from the assets of the plan	(186,324)	(187,531)
Interest on irrecoverable surplus	29	2,736
Net cost/(benefit) of the pension plans	96,214	94,556

Maturity profile of the present value of the obligations of the benefit plans defined for the next years:

	On December 31 2021 - thousand R$
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	11.06	12.19
2022	258,010	44,629
2023	262,825	46,503
2024	267,545	49,876
2025	271,811	53,346
2026	275,566	57,194
After 2027	1,413,941	343,687

In 2022, the expected contributions to the defined benefit plans are R$ 44,695 thousand.

The long-term rate of return on plan assets is based on the following:

- Medium to long-term expectations of asset managers; and

- Private and public securities, a representative portion of the investment portfolio of the Company and its subsidiaries, whose profitability is higher than inflation plus interest, with short to long maturities deadline.

The funds guaranteeing the pension plans are invested in accordance with the legislation relevant (public and private bonds, shares of public companies and real estate) and the average allocation of assets belonging to the pension plan, by asset category, is as follows:

	On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan
	2021	2020	2021	2020	2021	2020	2021	2020
Asset categories
Equities	10.4%	-	8.9%	3.8%	-	-	13.3%	-
Fixed income	82.7%	91.3%	84.1%	91.9%	84.4%	100.0%	86.7%	100.0%
Real estate	5.0%	5.6%	1.6%	2.6%	-	-	-	-
Other	1.9%	3.1%	5.4%	1.7%	15.6%	-	-	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The table below, of the sensitivity analysis of the obligations of the benefit plans, demonstrates the impact on actuarial exposure (7.38% - 8.65% p.a.) due to the change in the discount rate assumption and medical inflation by 1 p.p.:

76

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	6.87% - 8.26%	Increase of 1 p.p.	reduction	(393,887)
Discount rate	4.87% - 6.26%	Decrease of 1 p.p.	increase	470,116
Medical Inflation	8.38% - 9.41%	Increase of 1 p.p.	increase	113,797
Medical Inflation	6.38% - 7.41%	Decrease of 1 p.p.	reduction	(95,008)

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made in the in the 2nd half of 2021, were R$437,599 (R$406,175 thousand in 2020) and in the year ended December 31, 2021, were R$844,785 thousand (R$825,362 thousand in 2020).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and administrators other benefits, including: health insurance, dental assistance, life and personal accident insurance and professional training, the amount of which, including the aforementioned contributions, totaled, in the in the 2nd half of 2021, the amount of R$2,159,487 thousand (R$2,087,512 thousand in 2020) and in the year ended December 31, 2021, were R$4,206,298 thousand (R$4,257,412 thousand in 2020).

36)     INCOME TAX AND SOCIAL CONTRIBUTION

a)	Calculation of income tax and social contribution charges

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Income before income tax and social contribution	9,865,523	26,808,240	1,370,723
Total burden of income tax and social contribution at the current rates	(4,439,484)	(12,063,708)	(616,825)
Effect on the tax calculation:
Earnings of Associates and Subsidiaries	2,946,682	3,698,437	12,749,106
Net non-deductible expenses of non-taxable income	266,599	384,980	39,049
Interest on shareholders’ equity (paid and payable)	1,875,630	3,258,040	2,496,586
Other amounts (1)	(686,034)	(117,854)	525,306
Income tax and social contribution for the period	(36,607)	(4,840,105)	15,193,222

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of non-bank financial companies and insurance companies, starting in 2020, and of non-financial companies, in relation to that shown; and (iii) incentive deductions.

b)	Breakdown of income tax and social contribution in the statement of income

	R$ thousand
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Current taxes:
Income tax and social contribution payable	477,171	(2,016,866)	(1,407,164)
Deferred taxes:
Constitution/realization in the period on temporary additions and exclusions	(1,285,114)	(2,774,708)	5,920,830
Use of opening balances of:
Social contribution loss	262,472	(132,206)	(63,048)
Income tax loss	325,996	(175,040)	(79,556)
Constitution in the period of:
Social contribution loss	48,312	77,678	4,800,399
Income tax loss	134,556	181,037	6,021,761
Total deferred tax expense	(513,778)	(2,823,239)	16,600,386
Income tax and social contribution for the period	(36,607)	(4,840,105)	15,193,222
77

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

c)	Deferred income tax and social contribution

	R$ thousand
	Balance on December 31, 2020	Amount recorded	Realized / Decrease	Balance on December 31, 2021

Expected credit loss associated with credit risk	44,068,304	7,827,712	(8,711,575)	43,184,441
Civil provisions	3,407,997	492,379	(438,629)	3,461,747
Tax provisions	2,989,560	92,991	(123,730)	2,958,821
Labor provisions	2,911,167	506,668	(546,030)	2,871,805
Impairment of securities and investments	3,279,002	559,875	(398,206)	3,440,671
Non-financial assets held for sale	850,483	208,117	(214,402)	844,198
Fair value adjustment of trading securities and derivatives	975,563	194,106	(828,387)	341,282
Amortization of goodwill	312,984	24,186	(169,652)	167,518
Other	4,846,540	2,107,107	(2,252,397)	4,701,250
Total deductible taxes on temporary differences	63,641,600	12,013,141	(13,683,008)	61,971,733
Income tax and social contribution losses in Brazil and overseas	18,422,330	258,715	(307,246)	18,373,799
Subtotal	82,063,930	12,271,856	(13,990,254)	80,345,532
Adjustment to fair value of available-for-sale securities	38,578	793,560	(12,461)	819,677
Total deferred tax assets (Note 3f)	82,102,508	13,065,416	(14,002,715)	81,165,209
Deferred tax liabilities (Note 36e)	4,144,164	1,427,861	(500,655)	5,071,370
Deferred tax assets, net of deferred tax liabilities	77,958,344	11,637,555	(13,502,060)	76,093,839

The accounting record of the deferred tax assets was made using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On December 31, 2021, there was a total of R$11,085 thousand (R$10,613 thousand as of December 31, 2020) of unrecognized deferred tax assets, primarily related to temporary differences. These credits will only be recorded upon the effective perspective of realization according to the technical study and analyses made by the Board as required by Bacen.

In view of the short period of validity of the increase in the CSLL rate, determined by Law No. 14,183, of July 14, 2021 (note 3f), it did not have significant impacts on the Financial Statements.

d)	Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2022	6,263,211	4,968,994	190,906	171,540	11,594,651
2023	9,051,708	7,189,418	201,588	185,950	16,628,664
2024	8,488,444	6,778,562	143,661	176,976	15,587,643
2025	7,789,242	6,219,711	99,757	152,146	14,260,856
2026	2,650,347	2,109,715	1,486,966	1,243,143	7,490,171
2027	101,956	74,535	2,004,220	1,614,900	3,795,611
2028	143,237	107,594	1,911,040	1,514,703	3,676,574
2029	10,129	7,312	2,006,021	1,598,923	3,622,385
2030	9,995	7,205	1,674,130	1,812,820	3,504,150
2031	232	186	-	184,409	184,827
Total	34,508,501	27,463,232	9,718,289	8,655,510	80,345,532

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

78

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

On December 31, 2021, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$73,497,614 thousand (R$77,862,336 thousand on December 31, 2020), of which: R$57,992,541 thousand (R$61,355,105 thousand on December 31, 2020) of temporary differences; and R$15,505,073 thousand (R$16,507,231 thousand on December 31, 2020) to tax losses and negative basis of social contribution.

e)	Deferred tax liabilities

	R$ thousand
	Balance on December 31, 2020	Amount recorded	Realized/Decrease	Balance on December 31, 2021
Fair value adjustment to securities and derivative financial instruments	687,135	936,149	-	1,623,284
Difference in depreciation	232,849	47,814	(5,976)	274,687
Judicial deposit	2,003,189	211,565	(83,198)	2,131,556
Other	767,841	75,514	(77,027)	766,328
Total deferred liabilities on temporary exclusions	3,691,014	1,271,042	(166,201)	4,795,855
Adjustment to fair value of available-for-sale securities	453,150	156,820	(334,455)	275,515
Total deferred tax expense (Note 35c)	4,144,164	1,427,862	(500,656)	5,071,370

37)     OTHER INFORMATION

a)       Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

	R$ thousand
	On December 31, 2021		On December 31, 2020

	Book value	Fair Value	Book value	Fair Value
Assets
Interbank investments	83,066,573	83,080,478	190,604,202	190,653,041
Compulsory deposits with the Brazilian Central Bank	87,317,302	87,317,302	83,757,533	83,757,533
Securities:
- Trading securities	109,215,563	109,215,563	54,486,599	54,486,599
- Available-for-sale securities	225,955,035	225,955,035	208,948,127	208,948,127
- Held-to-maturity securities	56,939,643	54,661,334	65,269,589	67,184,763
Derivative financial instruments	21,231,782	21,231,782	23,905,679	23,905,679
Loans (1)	609,174,768	607,723,637	509,329,055	513,941,797
Other financial instruments	70,664,154	70,664,154	57,540,757	57,450,757
Liabilities
Deposits from banks	301,962,579	302,252,524	297,754,653	297,715,281
Deposits from customers	573,321,954	573,964,297	548,238,035	548,286,913
Securities issued	175,473,880	164,480,794	153,764,739	152,849,637
Subordinated debt	54,459,518	55,765,125	53,255,401	54,201,259
Derivative financial instruments	13,475,606	13,475,606	17,816,827	17,816,827
Other financial liabilities	58,927,487	58,927,487	67,250,888	69,770,927

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics.

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

•               Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

79

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

•               Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

•               Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 2% and 7%.

To fair value securities which have no consistent, regularly updated, public price source, Bradesco uses models defined by the Fair Value Commission and documented in the fair value manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of assets at fair value, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2021				On December 31, 2020
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Trading securities	100,967,149	7,770,109	478,305	109,215,563	47,058,649	7,108,516	319,434	54,486,599
Financial treasury bills	19,463,460	-	-	19,463,460	14,038,511	-	-	14,038,511
National treasury notes	15,356,464	6,487,867	-	21,844,331	16,472,705	6,345,101	-	22,817,806
Financial bills	-	316,906	-	316,906	-	242,524	-	242,524
National treasury bills	58,977,840	-	-	58,977,840	9,182,993	-	-	9,182,993
Debentures	234,112	663,065	122,888	1,020,065	180,311	479,006	174,753	834,070
Brazilian foreign debt securities	307,452	-	-	307,452	725,515	-	-	725,515
Other	6,627,821	302,271	355,417	7,285,509	6,458,614	41,885	144,681	6,645,180
Derivatives	(220,784)	8,328,407	(351,447)	7,756,176	58,389	6,257,640	(227,177)	6,088,852
Derivative financial instruments (assets)	3,919,468	17,132,810	179,504	21,231,782	98,393	23,787,991	19,295	23,905,679
Derivative financial instruments (liabilities)	(4,140,252)	(8,804,403)	(530,951)	(13,475,606)	(40,004)	(17,530,351)	(246,472)	(17,816,827)
Available-for-sale securities	134,810,479	80,479,277	10,665,279	225,955,035	130,216,973	68,185,691	10,545,463	208,948,127
National treasury notes	25,487,558	-	-	25,487,558	28,820,737	-	-	28,820,737
Debentures	9,009,017	55,164,071	9,152,766	73,325,854	6,302,933	48,378,732	9,577,824	64,259,489
National treasury bills	41,513,590	-	-	41,513,590	65,371,659	-	-	65,371,659
Shares	-	1,503,503	1,363	1,504,866	2,296,700	1,104,155	1,362	3,402,217
Foreign government bonds	7,404,875	-	-	7,404,875	6,508,218	-	-	6,508,218
Foreign corporate securities	6,147,618	-	-	6,147,618	6,653,994	-	-	6,653,994
80

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

	R$ thousand
	On December 31, 2021				On December 31, 2020
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Promissory notes	-	6,278,812	-	6,278,812	-	7,167,074	-	7,167,074
Certificates of real estate receivables	-	1,334,294	267,900	1,602,194	-	1,567,572	119,124	1,686,696
Other	45,247,821	16,198,597	1,243,250	62,689,668	14,262,732	9,968,158	847,153	25,078,043
Total	235,556,844	96,577,793	10,792,137	342,926,774	177,334,011	81,551,847	10,637,720	269,523,578
Public	212,434,967	6,487,867	25,786	218,948,620	153,108,209	6,345,101	30,466	159,483,776
Private	23,121,877	90,089,926	10,766,351	123,978,154	24,225,802	75,206,746	10,607,254	110,039,802

Derivative Assets and Liabilities

The Organization’s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued based using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	R$ thousand
	Trading securities	Assets Derivative	Liabilities Derivatives	Available-for-sale securities	Total
Balance on December 31, 2020	319,434	19,295	(246,472)	10,545,463	10,637,720
Recognized in income	99,731	-	-	192,561	292,292
Recognized in other comprehensive income	-	-	-	293,780	293,780
Acquisitions	112,385	160,209	(284,479)	1,621,420	1,609,535
Disposals	(69,012)	-	-	(1,961,098)	(2,030,110)
Maturities	-	-	-	(314,264)	(314,264)
Transfer to other levels (1)	15,767	-	-	287,417	303,184
Balance on December 31, 2021	478,305	179,504	(530,951)	10,665,279	10,792,137

(1) These papers were reclassified between levels 2 and 3, because according to the Institution's internal methodology, certain impacts on risk assessment parameters may result in the use of observable and unobservable data, thus occurring the transfer from level 2 to level 3 and vice versa.

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Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

	Scenarios	R$ thousand
		On December 31, 2021		On December 31, 2020
		Impact on income	Impact on shareholders’ equity	Impact on income	Impact on shareholders’ equity
Interest rate in Reais	1	-	(40)	(25)	(177)
	2	(31)	(9,925)	(3,672)	(29,423)
	3	(60)	(18,043)	(6,971)	(59,072)
Price indexes	1	(1)	(1)	(4)	-
	2	(223)	(183)	(83)	-
	3	(439)	(359)	(165)	-
Exchange coupon	1	-	-	-	-
	2	-	-	-	(8)
	3	-	-	-	(17)
Foreign currency	1	-	-	-	(22)
	2	-	-	-	(608)
	3	-	-	-	(1,216)
Equities	1	(1,947)	(7)	(671)	(7)
	2	(48,681)	(187)	(15,373)	(187)
	3	(97,361)	(375)	(33,542)	(375)

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.54, a scenario of R$5.60 was applied, while for a 1-year fixed interest rate of 11.80%, a scenario of 11.81% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.54, a scenario of R$6.93 was applied, while for a 1-year fixed interest rate of 11.80%, a 14.74% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.54 a scenario of R$8.31 was applied, while for a 1-year fixed interest rate of 11.80%, a 17.69% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

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Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2021					On December 31, 2020
	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair Value	Book value
Assets
Interbank investments	-	83,080,478	-	83,080,478	83,066,573	-	190,653,041	-	190,653,041	190,604,202
Securities held to maturity	48,497,232	5,920,745	243,357	54,661,334	56,939,643	60,391,701	6,557,341	235,721	67,184,763	65,269,589
Loans	-	-	607,723,637	607,723,637	609,174,768	-	-	513,941,797	513,941,797	509,329,055
Liabilities
Deposits from banks	-	-	302,252,524	302,252,524	301,962,579	-	-	297,715,281	297,715,281	297,754,653
Deposits from customers	-	-	573,964,297	573,964,297	573,321,954	-	-	548,286,913	548,286,913	548,238,035
Securities issued	-	-	164,480,794	164,480,794	175,473,880	-	-	152,849,637	152,849,637	153,764,739
Subordinated debt	-	-	55,765,125	55,765,125	54,459,518	-	-	54,201,259	54,201,259	53,255,401

Below we list the methodologies used to determine the fair values presented above:

Interbank investments: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Held-to-maturity securities: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3(d). See Note 9b (III) for further details regarding held-to-maturity securities.

Loan: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information

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Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

Deposits from banks and clients: The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt: Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

b)    Recurring and non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and Bradesco Organization's policy for evaluating and measuring non-recurring events, we present below the non-recurring net income for the periods:

Our accrued accounting result until December 2021 was R$21,945 million, the recurring result was R$24,054 million and the non-recurring result was R$ (2,109) million net of taxes, which is not expected to occur in future years, detailed below:

Non-recurring events in the period ended on December, 2021: i. Impairment of Non-Financial Assets – R$(509) million, related to the acquisition of the right to provide financial services (payroll), goodwill, intangible assets and systems/hardware; ii. Provision for Restructuring – R$(441) million, related to restructuring, mainly in the branch network; iii. Amortization of Goodwill - R$(782) million: Amortization of goodwill due to expected future profitability, related to the atypical acquisition for the Organization's businesses considering the history of other acquisitions of the Organization, where we do not expect to have these effects beyond the next two years; iv. Adhesion and payment in cash to the Incentive Installment Program of the Municipality of São Paulo – PPI – R$(291) million; and v. Others – R$(44) million.

Our accrued accounting result until December 2020 was R$16,546 million, the recurring result was R$19,458 million and the non-recurring result was R$ (2,913) million, net of taxes, as detailed below:

Non-recurring event in the period ended on December, 2020: i. Amortization of Goodwill - R$(1,446) million: Amortization of goodwill for expected future profitability, related to the atypical acquisition considering the history of other acquisitions of the Organization; ii. Impairment of Non-Financial Assets – R$(574) million; iii. Provision for Restructuring – R$(540) million, related to restructuring mainly in the branch network; and vi. Contingent liabilities – R$(353) million.

c)    Investment funds

The Organization manages investment funds and portfolios with net assets which, on December 31, 2021, amounted to R$1,060,428,685 thousand (R$1,023,287,047 thousand on December 31, 2020).

d)    Standards, amendments and interpretations of standards applicable in future periods

CPC 47 – Revenue from Contracts with Customers – requires that the recognition of revenue be done in a way that depicts the transfer of goods or services to the customer for an amount that reflects the company's expectation of having the rights to those goods or services in exchange. CPC 47 is applicable as of January 2022, in accordance with CMN Resolution No. 4,924/21. We carried out a study on the recognition of revenue from contracts with customers and concluded that there will be no relevants impacts on the Organization.

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Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

CPC 06 (R2) – Leases. The main changes in relation to the previous rules for lessees are: (i) there is no longer the classification in operating and financial leasing; and (ii) all leasing operations are activated and recorded as liabilities, and interest and liabilities must be recognized in depreciation/amortization, using the current finance leasing procedure. There are optional exemptions for short-term leases and leases of low-value items.

Lessor accounting remains similar to the current standard, classifying leases as finance or operating. CPC 06 (R2) will be applicable as of January 1, 2025, in accordance with CMN Resolution No. 4,975/21, and the possible impacts arising from the adoption of this amendment are being evaluated, and will be concluded by the date of entry into force.

CMN Resolution No. 4,966 - Provides for the concepts and accounting criteria applicable to financial instruments, as well as for the designation and recognition of hedge operations, replaces, among other rules, Resolution No. 2,682, Resolution No. 3,533, Circular No. 3,068 and Circular No. 3082.

The new standard establishes that: (i) all financial assets must be, initially, classified according to the business model and in one of three categories: amortized cost, fair value in other comprehensive income and fair value in income; and (ii) the evaluation of the effectiveness of hedge operations becomes prospective, in accordance with the Risk Management Strategy.

Regarding the allowance for credit losses, CMN Resolution No. 4,966 establishes criteria applicable to all financial assets, including bonds and securities. The classification of losses is divided into 3 (three) stages and must be applied from the initial recognition of the financial instruments.

The Central Bank of Brazil (Bacen) will also issue complementary rules for the definition of the components of the financial instrument that constitute payments of principal and interest on the principal amount for the purpose of classifying financial assets, the definition of the interest rate calculation methodology of the financial instrument, the establishment of minimum levels of provision for losses associated with credit risk and terms for writing off financial instruments and the detailing of the information to be disclosed in the explanatory notes.

Resolution No. 4,966 will be applied prospectively on January 1, 2025, but a plan for implementation, approved by the Board of Directors, must be prepared and submitted to Bacen by June 30, 2022. The Bank has been evaluating the application of the aforementioned standards and therefore it is not yet possible to measure their effects.

e)    Private Social Investment

During the year of 2021, the Private Social Investments made by Bradesco and other companies in the Prudential Conglomerate amounted to R$101,675 thousand (R$231,117 thousand in 2020).

f)     Consortium funds

	R$ thousand
	On December 31, 2021	On December 31, 2020
Monthly estimate of funds receivable from consortium members	742,298	639,242
Contributions payable by the group	42,296,299	35,489,135
Consortium members - assets to be included	37,320,497	31,182,122
Credits available to consortium members	7,674,529	7,069,000

	In units
	On December 31, 2021	On December 31, 2020
Number of groups managed	3,596	3,436
Quantity of assets pending delivery	138,355	144,368
Quantity of total delivered assets	2,275,239	2,211,946
Quantity of total active consortium members	1,516,876	1,529,142
Quantity of total dropouts and cancellations	1,501,566	1,457,884
Default rate	3.41%	3.38%

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Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

	In units
	6 month period ended December 31	Year ended on December 31
	2021	2021	2020
Quantity of assets delivered in the semester	109,239	213,192	199,544
Quantity of active consortium members in the semester	202,401	346,879	217,741
Quantity of dropouts and cancellations in the semester	143,300	287,176	208,867

g)	In 2021, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Time Deposits

BCB RESOLUTION No. 21, OF OCTOBER 2, 2020 (Revoked)

It will be applied on the base of the compulsory deposit at a rate of:

I- 17% until the period of calculation which starts on March 15, 2021 and ends on March 19, 2021.

II- 20% from the calculation period which starts on March 22, 2021 and ends on March 26, 2021.

BCB Resolution No. 78, of March 10, 2021

It will be applied on the base of the compulsory deposit at a rate of:

I- 17% until the period of calculation which starts on November 22, 2021 and ends on November 26, 2021, with adjustment on December 6, 2021.

II- 20% from the calculation period which starts on November 29, 2021 and ends on December 6, 2021, with adjustment on December 13, 2021

BCB Resolution No. 78 of 03/10/2021 defines:

Rate applied to calculate the compulsory collection requirement:

I - 17% up to the calculation period starting on 11/22/2021 and ending on 11/26/21, with adjustment on 12/06/2021.

II - 20% from the calculation period starting on 11/29/2021 and ending on 12/03/2021, with adjustment on 12/13/2021.

Resolution BCB No. 145 of 09/24/2021 consolidated the compulsory collection rules and defined them.

- Determination of the compulsory collection requirement applying a 20% rate.

- Possibility of Deduction based on the value of the Total Financial Limit for Forward Liquidity Line (LLT) operations, limited to the value of 3% of the calculation base of the reserve requirement requirement.

It enters into force from the calculation period from 11/08/21 to 11/12/21, whose adjustment will take place on 11/22/2021.

h)    Since March 11, 2020 the World Health Organization (WHO) declared COVID-19, which originated in China at the end of 2019 and spread throughout the world through different variants, a pandemic resulting in a significant increase in the restrictions of national and international travel, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability. The COVID-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

86

Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as interest rate changes, the National Monetary Council and the Federal Government approved, in extraordinary meetings, diverse measures to help the Brazilian economy tackle the adverse effects caused by the virus.

The Executive and Legislative Powers acted to approve bills that minimize the repercussion of COVID-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

Below we highlight the main items of our statement of financial position which may potentially be impacted:

•	Financial instruments: whose fair value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;
•	Loans: there was a worsening of the economic situation, as well as the updating of prospective scenarios in order to capture the current and future events resulting from the pandemic, increasing the risk of credit operations, resulting in a migration between credit ratings and, consequently, a higher level provisioning;
•	Deferred tax assets: whose recoverability depends on future taxable profits, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;
•	Intangible assets: may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
•	Funding: volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;
•	Technical provisions of insurance and pension resources: that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the "life" segment and a higher frequency of claims from "health" policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
•	Civil and labor provisions: the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as Bradesco may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

Bradesco remains with well-established protocols and constant prevention measures and, under these precautions, the Bank adopts procedures so that the resumption is safe and planned, following a guideline that has guided its actions since the beginning of the pandemic, health care of its staff, collaborators and family members. In addition, we constantly monitor health indicators for decision-making on the subject.

The face-to-face feedback happens gradually in the administrative areas and, regardless of the work model, everyone is monitored daily by our medical team.

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Consolidated Financial Statements of the Prudential Conglomerate Financial Statements

One of the main objectives of risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the COVID-19 pandemic and will make every effort to maintain the fullness of operations, the services to the population, and the stability of the national financial system.

Bradesco offers emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals for which the amounts in question, up to the date of approval of these financial statements, were imaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, part of the impact of the pandemic is already reflected in the level of provisioning, however your duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of operations.

i)     On July 29, 2020, Law No. 14,031 was sanctioned, amending, from the fiscal year of 2021, the tax treatment incident on the exchange rate variation of the portion with risk coverage (hedge) of the value of the investment made by financial institutions and other institutions, authorized to operate by the Central Bank of Brazil, in a subsidiary, associated company, branch, branch office or branch domiciled abroad, registered in accordance with the regime of competence, which should be computed in determining the real income and on the base of the Social Contribution on Net Income (CSLL) of the investing legal entity, domiciled in Brazil, in the ratio of: (i) 50%, in 2021; and (ii) 100%, from the fiscal year of 2022.

j)     On October 8, 2021, Banco Bradesco SA (“Bradesco”) informed the market, its shareholders, customers and employees that, through its subsidiary Bradescard Elo Participações SA, it entered into with BB Elo Cartões Participações SA, subsidiary of Banco do Brasil SA, a contract for the purchase of its 49.99% interest in Banco Digio SA (“Digio”), for the amount of R$625 million for this interest, Bradesco will indirectly hold 100% of Digio's share capital.

This transaction is in line with Bradesco's strategy of investing in digital companies, complementing its operations in a diversified way and reaching different audiences, with different models.

Bradesco obtained approval for the acquisition of Digio by CADE (Administrative Defense Council) on 11/24/21 and by BACEN (Central Bank of Brazil) on 02/04/22, and the closing of the transaction is still subject to to fulfill other necessary formalities.

k)    On January 18, 2022, Bradesco announced to the market the issuance of its first Sustainable Bond linked to socioenvironmental criteria in total amount of US$500 million, the Bond is a sustainable international senior debt issue with a maturity of 60 months and a coupon of 4.375% p.a.

Through the issuance of a bond in the international capital market with sustainable principle, Bradesco reaffirms its commitment to serving as an agent of positive transformation in society that is aligned with the company’s purpose and institutional commitments, including the Sustainable Development Goals - SDGs and the United Nations Principles for Responsible Banking – PRB.

Marcelo da Silva Rego
Accountant - CRC 1SP301478/O-1
88

Consolidated Financial Statements of the Prudential Conglomerate Independent Auditor’s Report

To

Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco - SP

Opinion

We have audited the consolidated financial statements of the Prudential Conglomerate of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated balance sheet as of December 31, 2021 and the respective consolidated statements of income, changes in shareholders’ equity and cash flows for the six-month period and year then ended, as well as the related explanatory notes, including a summary of the main accounting policies. These special purpose financial statements have been prepared in accordance with specific procedures established by Resolution 4280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), described in the note 2 – Presentation of the financial statements.

In our opinion, the accompanying consolidated financial statements of the Prudential Conglomerate present fairly, in all material respects, the consolidated financial position of the Prudential Conglomerate of Banco Bradesco S.A. as of December 31, 2021, the consolidated performance of its operations and its respective consolidated cash flows, for the for the six-month period and year then ended, in accordance with Resolution 4280/13 of CMN, and supplementary regulations of Central Bank of Brazil (BACEN), for the preparation of special purpose consolidated financial statements, as described in the note 2 to financial statements.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the “The Auditors’ responsibilities for the audit of the consolidated financial statements of the Prudential Conglomerate” section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis

We draw attention to note 2 to the consolidated financial statements that disclose that the consolidated financial statements of the Prudential Conglomerate of Bradesco were prepared by Bradesco´s management to meet the requirements of Resolution 4280/13 of CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements has been prepared solely for meeting these specific requirements and thus may not be appropriate for other purposes. Our opinion is not modified in relation to this topic.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current period. These matters were treated in the context of our audit of the consolidated financial statements of the Prudential Conglomerate as a whole, and in forming our opinion thereon, and we do not express a separate opinion on these matters.

Evaluation of the measurement of the allowance for loan losses

As disclosed in notes 3e and 10, Bradesco recorded, as of December 31, 2021, a provision of R$ 45,106,359 thousand for allowance for loan losses, which comprise loans, leasing, advances on foreign exchange contracts and other receivables with credit characteristics.

To determine the allowance for loan losses, Bradesco classifies credit operations in nine risk levels ("ratings"), taking into account factors and assumptions of customers and operations, such as economic and financial situation, indebtedness level, economic sector, collateral characteristics, late payments and other factors and assumptions provided for in CMN Resolution No. 2,682/99, with “AA” being the minimum risk and “H” being the maximum risk, applying the respective loss percentages established in such Resolution for each risk level.

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Consolidated Financial Statements of the Prudential Conglomerate Independent Auditor’s Report

Additionally, Bradesco complements its estimates (supplementary provision) through internal evaluation based on statistical models that capture historical and prospective information, in order to reflect its expected losses in different economic scenarios (positive, expected and adverse).

We consider the measurement of the allowance for loan losses as a key audit matter, due to the significant judgment, involved in the assessment of the assumptions used in the classification of loans operations and in determining the supplementary provision.

•	How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the processes of (i) development, approval and application of internal methodologies for assessing risk levels ("ratings") of clients that support the classification of operations; (ii) the definition, approval and application of the main assumptions used in assigning the ratings, including those related to the individual review of the credit risk analysis and the governance established for the respective approval.

Additionally, for individually assessed clients, we analyze, based on sampling (by statistical criteria and specific items), the data that support the definition and review of customer ratings by Bradesco, such as the loan proposal, financial and registration information, restructuring operational and / or financial, guarantees and judicial reorganization plan, verifying the adherence of this rating assignment in relation to Bradesco's internal policies. For collectively assessed clients, we tested the allocation of provisioning percentages according to the internal methodologies for assessing the risk levels of each client. We also evaluated the methodologies and assumptions used to determine the supplementary provision, which include Bradesco's assessment of increase in the delinquency, increase in the unemployment rate, among others.

We analyzed, by statistical sampling, the arithmetic calculation of the allowance for loan losses, considering the assessment of compliance with the requirements established by CMN Resolution No. 2,682/99, as minimum ratings in relation to days past due, assigning the worst rating for the same economic group and maintenance of the previous rating for cases of renegotiation / loan recovery. We also evaluated the disclosures made in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the allowance for loan losses adequate, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2021.

Evaluation of the measurement of securities of private issuers

As mentioned in notes 3d, 8 and 37a to the consolidated financial statements, the amount of securities of private issuers is R$ 122,251,195 thousand, which includes securities measured at market value, whose prices or market parameters are not observable (levels 2 and 3 of the fair value hierarchy).

The determination of the market values of securities of private issuers, whose prices or market parameters are not observable, is subject to a greater level of uncertainty, as Bradesco makes significant judgments in determining the methods and assumptions used, such as interest rates and credit spreads. The securities of private issuers classified in the categories “Available for sale” and “Held to maturity” are also evaluated for indications of evidence of impairment, which also involves a high level of judgment in their determination considering the methodologies and assumptions used, such as assessing credit risk and guarantees.

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Consolidated Financial Statements of the Prudential Conglomerate Independent Auditor’s Report

We consider the measurement of market value and the evaluation of indicative of impairment of securities of private issuers as a significant matter for our audit, due to the degree of judgment, involved in determining the methods and assumptions used.

•	How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the processes of (i) defining, approving and applying the models used to measure the market value of securities of private issuers; (ii) capture of relevant data to measure the market value; (iii) evaluation of adherence to the calculations of the market value of certain financial instruments by independent department; (iv) definition and application of the assumptions used in the evaluation of the indicative of impairment of the securities of private issuers, such as the credit risk of the counterparty and the evaluation of guarantees.

For a statistical sample of securities of private issuers, whose parameters for measuring market value are not observable, we evaluated, with the involvement of our pricing professionals of financial instruments with knowledge and experience in the sector, the models developed by Bradesco for the determination of market values, through the use of independent parameters.

Additionally, based on sampling (by statistical criteria and specific items), we evaluate the assumptions considered in the analysis of the credit spread used in the pricing of certain financial instruments of private issuers, as well as those considered in the evaluation of the indicative and in the measurement of impairment.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of securities of private issuers, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2021.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - Tax, civil and labor

As described in notes 3m and 22, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, with the respective provisions recorded in the consolidated financial statements in the amounts of R$ 6,943,598 thousand, R$ 7,705,4751 thousand and R$ 6,385,355 thousand, respectively.

For certain tax and civil lawsuits, such as those related to the legality and constitutionality of certain taxes, indemnity for moral and property damage, relating to banking products and services, insertion of information about debtors in the credit restrictions register, monetary correction adjustments of the balances savings accounts due to the implementation of economic plans by the Federal Government, and some other specific civil actions, it took significant judgment to determine the likelihood of loss and estimate the amount involved. For labor lawsuits, Bradesco used a model that considers, assessment in groups of the lawsuit entry date (before or after the labor reform), the average amount of payments the last 12 months and inflation adjustment, to calculate the average loss for each group of labor lawsuits.

We consider the uncertainty of measurement of provisions and the disclosure of contingent liabilities as a key audit matter.

•	How our audit approached this matter
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Consolidated Financial Statements of the Prudential Conglomerate Independent Auditor’s Report

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the evaluation and measurement of the provisions and disclosures of contingent liabilities, including controls related to (i) the evaluation of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (ii) evaluation of the models and assumptions used to measure the provision and contingent labor liabilities.

For certain civil and tax lawsuits, we analyze the recognized provisions and the amounts disclosed, considering the assessment of internal and external legal advisors, as well as historical data and information/jurisprudence related to the lawsuits in question and other similar processes. We involved our tax professionals with knowledge and experience in the sector who assisted us in the assessment of certain tax processes in relation to technical merits and the supporting documentation for Bradesco's assessment of the likelihood and estimate of loss.

We obtained and evaluated the confirmation received directly from Bradesco's external legal advisors for tax lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of the loss, as well as assessments of the likelihood of loss and risk measurement received from internal legal advisors. for certain civil processes. We compared these assessments and estimates with those used by Bradesco and assessed the adequacy of the disclosures related to civil and tax contingencies in relation to these matters.

For labor claims, the main procedures comprised: (i) evaluation of the model used by Bradesco, by comparing its results to those using alternative model criteria; (ii) analysis of the segregations used in the models, by the nature of the processes, including the time of entry and the characteristics plaintiff; (iii) review of management’s assumptions, (iv) testing the mathematical precision of the calculations made by Bradesco to determine the provision for labor claims based on the loss history of the last years in similar cases.

For tax, civil and labor claims, we evaluated the sufficiency of the provision by comparing disbursement during the period to the respective provision amounts, obtaining an understand of the reason for deviations.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities to be adequate, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended on December 31, 2021.

Assessment of the recoverability of deferred tax assets

The consolidated financial statements include assets related to deferred tax assets in the amount of R$ 81,165,209 thousand (notes 3f and 36c) whose realization is based on estimates of future profitability.

These projections are based on the business plans and budgets prepared by Bradesco and require the adoption of a series of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as interest rates, foreign exchange rates and applicable tax rates, could have a significant impact on projections and, consequently, on the recoverability of deferred tax assets.

We consider the assessment of the recoverability of deferred tax assets as a key audit matter due to the degree of judgment necessary to evaluate the projections of future taxable profits and the main underlying key assumptions.

•	How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below:

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Consolidated Financial Statements of the Prudential Conglomerate Independent Auditor’s Report

We tested the design and operational effectiveness of certain internal controls over the Bradesco process to assess the recoverability of deferred tax assets, including controls related to the development and approval of key assumptions for the budget and the final projections of taxable profits by Bradesco.

We involved corporate finance professionals with knowledge and experience in the sector who assisted us on the assessment of assumptions, including growth rates for the main business lines, future interest rates, foreign exchange rates and applicable tax rates underlying Bradesco's projections of future taxable profits.

In addition, we tested the mathematical calculations included in the technical study of realization of the respective deferred tax assets and the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the assessment of recoverability of deferred tax assets in the context of the consolidated financial statements taken as a whole for the six-month period and year ended on December 31, 2021.

Evaluation of the impairment testing of intangible assets

As mentioned in notes 3i, 3k and 14, the consolidated financial statements include intangible assets, which comprise goodwill on the acquisition of investments in the amount of R$ 3,565,262 thousand and other intangible assets in the amount of R$ 3,042,019 thousand.

Bradesco performs impairment tests at least annually or when there are events or circumstances that indicate that the book value may not be recoverable. As part of the impairment test of these assets, Bradesco estimated recoverable amounts of the relevant “CGU” Cash Generating Units and investments based on the present value of future cash flows. Future cash flow projections consider business plans and budgets and require a series of business and economic assumptions.

We consider the evaluation of the impairment testing of intangible assets as a key audit matter, due to the high degree of subjectivity in determining significant assumptions, including the growth rates for different businesses, revenue and expense flows, and the discount rates used.

•	How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls over Bradesco's analysis of the impairment testing of intangible assets, including controls related to (i) review of the budget process; (ii) the development, review and approval of the key assumptions used in the analysis, such as growth rates and discount rates; and (iii) independent review of the calculation methodology to perform the impairment test.

We involve our corporate finance professionals with knowledge and experience in the sector who assisted us in: (i) evaluating the assumptions used, such as growth rates used for different businesses, estimated revenue and expense flows, comparing them with information obtained from internal and external sources; (ii) evaluation of the discount rates used in the impairment test, comparing them with the discount rate ranges that were developed independently, using public market data available to comparable entities; (iii) evaluation of the adherence of the revised projections in relation to the realized cash flows; and (iv) evaluation of the mathematical precision of certain stages of the calculation of the present value.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements in relation to this matter.

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Consolidated Financial Statements of the Prudential Conglomerate Independent Auditor’s Report

Based on the evidence obtained through the procedures summarized above, we consider the evaluation of the impairment testing of intangible assets adequate in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2020.

Application controls and general information technology controls

Bradesco's technology environment has processes for managing access and changes in systems and applications, for developing new programs, besides automated controls and manual components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict and/or revoke the respective accesses to this environment aim to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to ensure the integrity of financial information and accounting records.

We consider this area as significant for our audit due to Bradesco's high dependence on its technology systems, the high volume of transactions processed daily, and the importance of access controls and change management in its systems and applications to plan the nature, timing and extent of our audit procedures.

•	How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below:

With the assistance of our information technology professionals with experience and knowledge in the sector, we performed the following procedures:

(i)	We tested the design and operational effectiveness, as well as compensatory controls of certain key access controls, such as authorizing new users, revoking disconnected users and reviewing active users.
(ii)	We carry out tests, based on sampling, since we plan to rely on specific information, on information extracted from certain systems, considered relevant for the purposes of preparing the consolidated financial statements.
(iii)	In areas where, in our judgment, there is a high dependence on information technology, our tests also included the assessment of password policies, security settings and controls on developments and changes in systems and applications.
(iv)	When we identify key internal controls for the financial reporting process and other relevant processes that are automated or with any component dependent on systems and applications, we test the design and operational effectiveness of these controls.

The evidence obtained through the procedures summarized above allowed us to consider application controls and general information technology controls to plan the nature, timing and extent of our audit procedures in the context of the consolidated financial statements taken as whole for the six-month period and year ended December 31, 2021

Other matters

Bradesco prepared a set of general-purpose consolidated financial statements for six-month period and year then ended December 31, 2021, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, on which we issued an audit report without modifications dated February 08, 2022.

Statement of added value

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Consolidated Financial Statements of the Prudential Conglomerate Independent Auditor’s Report

The consolidated statement of added value for the six-month period and year then ended December 31, 2021, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the special purpose required by Resolution 4,280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements of the Prudential Conglomerate of Bradesco. For the purposes of forming our opinion, we assess whether these statements are reconciled with the financial statements of Prudential Conglomerate and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements of Prudential Conglomerate taken as a whole.

Responsibilities of management and those in charge with governance for the consolidated financial statements of the Prudential Conglomerate

Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with the Resolution 4280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements of the Prudential Conglomerate that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements of the Prudential Conglomerate, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process in preparing the consolidated financial statements of the Prudential Conglomerate.

Auditors’ responsibilities for the audit of the consolidated financial statements of the Prudential Conglomerate

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared by the management in accordance with Resolution 4280/13 of CMN, and supplementary regulations of BACEN, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements of Prudential Conglomerate.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, taking into account NBC TA 800 (Special Conditions - Auditing of Financial Statements according to Special Purpose Accounting Structures), we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.
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•	Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•	Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements of Prudential Conglomerate, including the disclosures and whether the consolidated financial statements of Prudential Conglomerate represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements of Prudential Conglomerate. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

São Paulo, March 30th, 2022

KPMG Auditores Independentes Ltda

CRC 2SP014428/O-6

Original report in Portuguese signed by

Cláudio Rogélio Sertório

Contador CRC 1SP212059/O-0

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 30, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.